PRUDENTIAL RETIREMENT SECURITY ANNUITY III

PROSPECTUS: OCTOBER 24, 2013

This prospectus describes the Prudential Retirement Security Annuity III, a flexible premium deferred annuity (the “Annuity” or “Contract”) offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”, the “Company”, “we”, “our” or “us”) and the PRIAC Variable Contract Account A. The Annuity may be offered as an individual annuity contract or as an interest in a group annuity. When offered as an interest in a group annuity, “Contract” or “Annuity” also means any certificate providing rights and benefits to a person to whom the certificate is issued. The Annuity or certain of its investment options or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and regulations.

The Annuity is sold by PRIAC exclusively to fund individual retirement accounts within the meaning of Section 408(a) (“IRA”) and Section 408A (“Roth IRA”) of the Internal Revenue Code of 1986, as amended (the “Code”), that are for the benefit of individuals electing a direct rollover from Retirement Plans funded with a PRIAC group annuity that provides for the transfer to this Contract of the Prudential IncomeFlex Target guaranteed minimum withdrawal benefit the Participant has under the Retirement Plan. We may require the custodian of the individual retirement account(s) be our designated affiliate. If you transfer assets to both an IRA and Roth IRA under this Annuity, your Retirement Plan guaranteed values will be divided and proportionally reduced among the IRA and Roth IRA. You will receive separate Contracts describing the features and benefits of each Contract and the guaranteed values associated with each Contract will be calculated separately. If you have more than one Retirement Plan Prudential IncomeFlex Target Benefit, we may limit your ability to transfer and combine the guaranteed values associated with multiple Retirement Plan Prudential IncomeFlex Target Benefits.

If you are purchasing the Annuity as a replacement for existing variable annuity or variable life coverage, you should consider, among other things, any surrender or penalty charges you may incur when replacing your existing coverage. Before purchasing this Annuity, you also should consider whether its features and benefits meet your needs and goals. In particular, you should consider the relative features, benefits and costs of this Annuity compared with those in your Retirement Plan or elsewhere before transferring assets from the plan to this Annuity. PRIAC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

Although we allow a Participant to roll over his/her Prudential IncomeFlex Target Benefit to this Annuity, we do not permit additional Purchase Payments after such a rollover. However, anyone who was a Contract Owner of this Annuity as of October 24, 2013 may make additional Purchase Payments. If allowed under applicable law, we reserve the right in the future to cease permitting additional Purchase Payments by someone who was a Contract Owner of this Annuity as of October 24, 2013. Moreover, if you participate in more than one Retirement Plan and have more than one Retirement Plan IncomeFlex Target Benefit, the guaranteed values associated with the multiple benefits may be rolled over and combined into a single Prudential IncomeFlex Target Benefit under this Annuity, as described in Section 5 of this prospectus.

PLEASE READ THIS PROSPECTUS

This prospectus describes important features of the Annuity and what you should consider before purchasing it. Please read this prospectus before purchasing the Annuity and keep it for future reference. The accompanying prospectus for the underlying mutual fund contains important information about the mutual fund. When you invest in a Variable Investment Option, you should read the underlying mutual fund prospectus and keep it for future reference.

THE FUNDS

The Annuity offers a Variable Investment Option, a sub-account of the PRIAC Variable Contract Account A, that invests in an underlying mutual fund portfolio. The sub-account invests in the Prudential Asset Allocation Fund of the Prudential Investment Portfolios, Inc.

The fund available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to investment return information regarding the fund available through PRIAC, rather than to information that may be available through alternate sources.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under Section 408(a) and/or Section 408A of the Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

TO LEARN MORE ABOUT PRUDENTIAL RETIREMENT SECURITY ANNUITY III

To learn more about the Prudential Retirement Security Annuity III, you can request a copy of the Statement of Additional Information (SAI) dated October 24, 2013. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. PRIAC may also file other reports with the SEC. All of these filings can be reviewed and copied at the SEC’s offices, and can also be obtained from the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. (See SEC file number 333-170345). You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains a website (http://www.sec.gov) that contains the Prudential Retirement Security Annuity III SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is set forth in Section 10 of this prospectus.

For a free copy of the SAI, contact the Prudential Retirement Service Center by calling (877) 778-2100, or writing to Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN THE ANNUITY IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

PRUDENTIAL FINANCIAL AND THE ROCK PRUDENTIAL LOGO ARE REGISTERED SERVICE MARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, NEWARK, NJ, AND ITS AFFILIATES.

CONTENTS

PART I: SUMMARY

PRUDENTIAL RETIREMENT SECURITY ANNUITY III PROSPECTUS

GLOSSARY	1
SUMMARY OF CONTRACT EXPENSES	5
EXPENSE EXAMPLE	6
FINANCIAL STATEMENTS	6
SUMMARY FOR SECTIONS 1 – 10	7

PART II: SECTIONS 1 – 10

PRUDENTIAL RETIREMENT SECURITY ANNUITY III PROSPECTUS

SECTION 1: WHAT IS THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?	10
SHORT TERM CANCELLATION RIGHT OR “FREE LOOK”	10
SECTION 2: WHAT INVESTMENT OPTION CAN I CHOOSE?	11
VARIABLE INVESTMENT OPTION	11
PAYMENTS MADE TO PRIAC	11
REDEMPTION FEES AND ABUSIVE TRADING PRACTICES	12
SCHEDULED TRANSACTIONS	13
VOTING RIGHTS	13
SUBSTITUTION	13
REPORTS TO YOU	13
SECTION 3: WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE ANNUITY PHASE? (ANNUITIZATION)	14
PAYMENT PROVISIONS	14
OPTION 1: ANNUITY PAYMENTS FOR A PERIOD CERTAIN	14
OPTION 2: LIFE ANNUITY WITH 10 YEARS PERIOD CERTAIN	14
OTHER ANNUITY OPTIONS	14
TAX CONSIDERATIONS	14
HOW WE DETERMINE ANNUITY PAYMENTS	14
PERIOD CERTAIN ANNUITIES	14
LIFE ANNUITIES	14
SECTION 4: WHAT IS THE DEATH BENEFIT?	16
BENEFICIARY	16
CALCULATION OF THE DEATH BENEFIT	16
PAYOUT OPTIONS	16
SECTION 5: WHAT IS THE PRUDENTIAL INCOMEFLEX TARGET® BENEFIT?	18
TRANSFER OF RETIREMENT PLAN GUARANTEED VALUES	18
HIGHEST BIRTHDAY VALUE	19
INCOME BASE	20
ANNUAL GUARANTEED WITHDRAWAL AMOUNT	21
LOCK-IN DATE ELECTED IN RETIREMENT PLAN	21
LOCK-IN DATE NOT ELECTED IN RETIREMENT PLAN	22
SPECIAL RULES FOR INCOME BASE AND ANNUAL GUARANTEED WITHDRAWAL AMOUNT IF YOUR RETIREMENT PLAN GUARANTEED LIFETIME WITHDRAWAL BENEFIT IS EITHER ADMINISTERED BY ALLIANCEBERNSTEIN OR OFFERED THROUGH PRUDENTIAL RETIREMENT SECURITY ANNUITY V	23
SPOUSAL BENEFIT	26
SAME-GENDER SPOUSE OR CIVIL UNION PARTNER CONSIDERATIONS	27
MULTIPLE RETIREMENT PLANS – TRANSFER OF GUARANTEED VALUES	27
ESTABLISHING A ROTH IRA; CONVERSIONS AND RECHARACTERIZATIONS	29
WITHDRAWALS UNDER THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT	30
EXCESS WITHDRAWALS – REQUIRED MINIMUM DISTRIBUTIONS	31
INCREASE OF INCOME BASE AND ANNUAL GUARANTEED WITHDRAWAL AMOUNT – STEP-UP	32
OTHER IMPORTANT CONSIDERATIONS	32
TERMINATION OF THE INCOMEFLEX TARGET BENEFIT AND WAITING PERIOD	33
ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS	33
SECTION 6: HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?	34
PURCHASE PAYMENTS	34
ALLOCATION OF PURCHASE PAYMENTS	34
CALCULATING CONTRACT VALUE	34

(i)

(ii)

PART I – SUMMARY

PRUDENTIAL RETIREMENT SECURITY ANNUITY III PROSPECTUS

GLOSSARY

We have tried to make this prospectus as easy to read and understand as possible. By the nature of the Contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. Certain terms within this prospectus are described within the text where they appear.

Accumulation Phase: The period that begins with the Contract Date (which we define below) and ends on your Annuity Date (defined below), or earlier if the Contract is terminated through a full withdrawal or payment of a Death Benefit.

Adjusted Contract Value: When you begin receiving Annuity Payments, the value of your Contract minus any charge we impose for premium taxes.

Annual Guaranteed Withdrawal Amount: Under the terms of the Prudential IncomeFlex Target Benefit, an amount that you may withdraw each Birthday Year as long as you live (if the optional Spousal Benefit is elected, then until the last to die of the Participant and your spouse). The Annual Guaranteed Withdrawal Amount is set initially as a percentage of the Income Base, but will be adjusted to reflect subsequent Purchase Payments, Excess Withdrawals and any Step-Up. If you locked-in your Annual Guaranteed Withdrawal Amount in your Retirement Plan, the initial Annual Guaranteed Withdrawal Amount for this Annuity will be the Retirement Plan Annual Guaranteed Withdrawal Amount. We may refer to this amount as the “Lifetime Annual Withdrawal Amount” in materials other than this prospectus.

Annuitant: The person whose life determines the amount of Annuity Payments that will be paid.

Annuity Date: The date you elect to begin Annuity Payments (annuitization). We define Annuity Payments below.

Annuity Options: Options under the Contract that define the frequency and duration of Annuity Payments. In your Contract, we also refer to these as payout Annuity Payout Options. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

Annuity Payments: Payments made on or after your Annuity Date in accordance with the Annuity Option you select. Annuity Payments under the payout or Annuity Options are not considered to be withdrawals for any purposes, including withdrawals under the Prudential IncomeFlex Target Benefit. For more information about guaranteed withdrawals, see “Withdrawals Under The Prudential IncomeFlex Target Benefit” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Annuity Phase: The period that begins with the Annuity Date and ends when there are no further Annuity Payments due under the Annuity Option you select.

Beneficiary: The person(s) or entity you have chosen to receive the Death Benefit.

Birthday: Each anniversary of the Participant’s date of birth. If this date is not a Business Day, then the Birthday will be the last Business Day immediately preceding the anniversary of the Participant’s date of birth.

Birthday Year: Each year beginning on the Participant’s Birthday and ending on the last Business Day preceding the next Birthday.

Business Day: A day on which the New York Stock Exchange is open for business. A Business Day ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). Our Business Day may close earlier than 4:00 p.m. Eastern Time, for example, if regular trading on the New York Stock Exchange closes early.

Code: The Internal Revenue Code of 1986, as amended.

Contract Date: The date we accept your initial Purchase Payment and all necessary paperwork in Good Order at the Prudential Retirement Service Center. Contract anniversaries are measured from the Contract Date. A Contract year starts on the Contract Date or on a Contract anniversary.

Contract Owner, Owner or You: The person entitled to the ownership rights under the Contract. With an annuity issued as a certificate under a group annuity contract, the person to whom the certificate is issued evidencing his or her rights and benefits in the certificate.

Contract Value: The total value of your Contract, equal to the sum of the value of your investment in the investment option. Your Contract Value will go up or down based on the performance of the investment option.

Contribution Source: Refers to whether assets are Roth or Non-Roth Contributions.

Conversion(s): The transfer of funds between an IRA and Roth IRA under this Annuity. Conversions are allowed under this Annuity as permitted by the Code.

Conversion Ratio: If your Retirement Plan guaranteed lifetime withdrawal benefit is either administered by AllianceBernstein, or offered through Prudential Retirement Security Annuity V, then we may adjust your Income Base upon conversion of that benefit to the benefit under this Annuity. We do that based on a “Conversion Ratio” that compares the Retirement Plan Guaranteed Withdrawal Percentage under your plan to a specified Guaranteed Withdrawal Percentage under this Annuity. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Death Benefit: If a Death Benefit is payable, the Beneficiary you designate will receive the Contract Value. See Section 4, “What Is The Death Benefit?”

Excess Withdrawals: Withdrawals in each Birthday Year in excess of the Annual Guaranteed Withdrawal Amount. Each Excess Withdrawal reduces your Income Base and thus your Annual Guaranteed Withdrawal Amount in the same proportion as the Contract Value was reduced by the Excess Withdrawal. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Good Order: Sufficiently clear instruction received by the Prudential Retirement Service Center, utilizing the applicable forms, and reflecting the necessary signatures and dates required to ensure there is no need to exercise any discretion to follow such instruction. Good Order includes receipt of confirmation and all necessary information to ensure the instruction is permitted under and in compliance with the applicable retirement arrangement. Instructions that are not in Good Order will be effective on the Business Day that Good Order is determined.

Guaranteed Withdrawal Percentage: The percentage, which when multiplied by the Income Base, determines the Annual Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Percentage applied at the Lock-In Date is used for purposes of determining your Status when transferring funds among the IRA and Roth IRA. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Highest Birthday Value: For purposes of determining the Income Base, the initial highest Birthday Value is the adjusted Retirement Plan Highest Birthday Value on the Contract Date, and thereafter the greater of (a) the initial Highest Birthday Value, and (b) the highest Contract Value attained on each Birthday, until the Lock-In Date. This value is adjusted for withdrawals and subsequent Purchase Payments. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Income Base: The Income Base is used to determine the Annual Guaranteed Withdrawal Amount. Your Income Base is equal to the greater of: (A) the Highest Birthday Value or (B) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). Thereafter, the Income Base may increase or decrease, resulting from additional Purchase Payments, Excess Withdrawals and/or Step-Up Amounts. Prior to the Lock-In Date, it equals your Highest Birthday Value and is only determined for reference purposes. If your Retirement Plan guaranteed lifetime withdrawal benefit is either administered by AllianceBernstein or offered through Prudential Retirement Security Annuity V, then we may adjust your Income Base upon conversion of that benefit to the IncomeFlex Target Benefit under this Annuity.

Individual Retirement Account (IRA): A tax qualified individual retirement account within the meaning of Section 408(a) of the Code, which is invested in the Variable Investment Option used to provide our guarantees under this Annuity. Such IRA is subject to eligibility requirements, contribution limits and other tax particulars as specified in the Code. We may require that the custodian of the IRA funded by the Annuity be our designated affiliate. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA, the Contract must be issued to a custodial account established as an IRA.

Lock-In Date: The date you make your election to lock in your Annual Guaranteed Withdrawal Amount under this Annuity. You must attain age 55 to select a Lock-In Date (both you and your spouse must attain age 55 to select a Lock-In Date for the Spousal Benefit).

Non-Roth Contributions: Pre-tax and post-tax deferrals and contributions made under your Retirement Plan, other than Roth Contributions.

Participant: A Participant in a Retirement Plan with the Prudential IncomeFlex Target Benefit who has or had a Retirement Plan Withdrawal Benefit that is transferred to this Annuity pursuant to a contractual conversion privilege. Participant does not include a spouse eligible for a Retirement Plan Spousal Benefit.

Prudential IncomeFlex Target® Benefit or IncomeFlex Target Benefit: A standard feature of the Annuity that guarantees your ability to withdraw a percentage of an initial notional value called the Income Base for your life if certain conditions are satisfied. A charge for this guarantee is deducted from the value of your investment options.

Prudential Retirement Service Center: For general correspondence or express overnight mail: Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. The phone number is (877) 778-2100. Prudential’s website is www.prudential.com/online/retirement.

Purchase Payments: The amount of money you pay us to purchase the Contract initially and any amounts deposited as additional Purchase Payments after the Contract Date, including payments allocated from other investment options and contracts.

Recharacterization(s): The redefining of a transfer made to an individual retirement account as having been made or transferred instead to another type of individual retirement account. You may elect to recharacterize funds transferred from an IRA to a Roth IRA via a Conversion and have those funds treated as if transferred initially to the IRA. You may also elect to recharacterize Purchase Payments made to your IRA or Roth IRA and have those Purchase Payments treated as if made instead to your Roth IRA or IRA, respectively. Recharacterizations are allowed under this Annuity as permitted by the Code.

Retirement Plan: An employment based retirement plan funded with a PRIAC group annuity that permits the Participant or his or her spouse to transfer to this Contract the Retirement Plan Prudential IncomeFlex Target Benefit.

Retirement Plan Active Eligible Investments: The investments required to be used in order to receive guarantees under the Retirement Plan IncomeFlex Target Benefit. Retirement Plan Active Eligible Investments includes investments funded with Roth Contribution and Non-Roth Contribution sources.

Retirement Plan Annual Guaranteed Withdrawal Amount: Your Annual Guaranteed Withdrawal Amount as determined under the Retirement Plan Prudential IncomeFlex Target Benefit.

Retirement Plan Guaranteed Withdrawal Percentage: The percentage of the Retirement Plan Income Base used to determine the Retirement Plan Annual Guaranteed Withdrawal Amount. If you elect the Spousal Benefit, then the age of the younger of you and your spouse would be used to determine this percentage. The Retirement Plan Guaranteed Withdrawal Percentage applied on the Retirement Plan Lock-In Date is used for purposes of determining your Status when transferring and combining multiple Retirement Plan IncomeFlex Target Benefits. See “Multiple Retirement Plans – Transfer of Guaranteed Values” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Retirement Plan Highest Birthday Value: The Highest Birthday Value as determined under the Retirement Plan Prudential IncomeFlex Target Benefit.

Retirement Plan Lock-In Date: The guaranteed withdrawal lock-in date, determined under the Retirement Plan Prudential IncomeFlex Target Benefit.

Retirement Plan Income Base: The Income Base as determined under the Retirement Plan Prudential IncomeFlex Target Benefit.

Retirement Plan Prudential IncomeFlex Target Benefit: The Prudential IncomeFlex Target guaranteed withdrawal benefit as offered through a Retirement Plan.

Retirement Plan Spousal Benefit: The Participant’s “spousal benefit” as determined under the Retirement Plan Prudential IncomeFlex Target Benefit.

Roth Contribution: After-tax Roth deferrals and contributions made under your Retirement Plan.

Roth Individual Retirement Account (Roth IRA): A tax qualified retirement investment under Section 408A of the Code, as amended, which is invested in the Variable Investment Option used to provide our guarantees under this Annuity. Such contract is subject to eligibility requirements, contribution limits and other tax particulars as specified in the Code. This Contract is issued as a nonqualified annuity. In order for it to be used for a Roth IRA, the Contract must be issued to a custodial account established as a Roth IRA.

Separate Account: Purchase Payments allocated to the Variable Investment Option are held by us in a separate account called the PRIAC Variable Contract Account A. The Separate Account is set apart from all of the general assets of PRIAC.

Spousal Benefit: An optional version of the Prudential IncomeFlex Target Benefit which, if elected and certain conditions are satisfied, extends guaranteed withdrawals until the last to die of you and your spouse. While there is no additional charge for this version of the benefit, any Annual Guaranteed Withdrawal Amounts will be less than if you had not elected it.

Status: For purposes of determining the transfer of guaranteed values from multiple Retirement Plans to this Annuity or between the IRA and Roth IRA, your status is based upon the Guaranteed Withdrawal Percentage applicable to each Retirement Plan or Contract.

Statement of Additional Information: A document containing certain additional information about the Prudential Retirement Security Annuity III. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

Step-Up Amount: The excess, if any, of the Contract Value over the Income Base, determined annually as of the Step-Up Date.

Step-Up Date: After the Lock-In Date, the Business Day that immediately precedes your Birthday.

Tax Deferral: This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your Contract earnings until you take money out of your Contract. You should be aware that the only way to receive Tax Deferral for the value in this Contract is for it to be held in a tax-favored plan (an employment based retirement plan or individual retirement account), which provides Tax Deferral regardless of whether it invests in annuity contracts. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?”

Variable Investment Option: When you choose a Variable Investment Option, we purchase shares of the underlying mutual fund, which we may refer to as a fund or portfolio, that are held as an investment for that option. We hold these shares in the Separate Account. The division of the Separate Account of PRIAC that invests in a particular mutual fund is referred to in your Contract as a sub-account.

SUMMARY OF CONTRACT EXPENSES

The purpose of this summary is to help you to understand the costs you will pay for the Prudential Retirement Security Annuity III. The following tables describe the fees and expenses you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses you will pay when you buy the Contract, surrender the Contract, or transfer cash value between investment options.

For more detailed information, including additional information about current and maximum charges, see Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity III?” The accompanying individual mutual fund prospectus contains detailed expense information about the underlying mutual fund.

CONTRACT OWNER TRANSACTION EXPENSES
Charge For Premium Tax Imposed On Us By Certain States/Jurisdictions [1]
(As a Percentage of Contract Value)	0% to 3.5%

1	For additional information see “Taxes Attributable to Premium” in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity III?”

PERIODIC ACCOUNT EXPENSES

The table below describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.

	Current	Maximum
Annual Contract Fee [2]	$0	$150
Insurance And Administrative Expenses (As a percentage of average daily net assets of the sub-accounts)
Insurance and Administrative Charge	0.65%	1.75%
IncomeFlex Target Benefit	1.00%	1.50%
Total Annual Charge with the IncomeFlex Target Benefit [3]	1.65%	3.25%

2	Currently, we waive this fee. As shown in the table, we can increase this fee in the future up to a maximum of $150, but we have no current intention to do so.
3	The total annual charge is the sum of the insurance and administrative charge and the charge for the IncomeFlex Target Benefit.

TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES

The next item shows the operating expenses charged by the underlying mutual fund, which are deducted from the underlying mutual fund assets, including management fees and other expenses that you may pay periodically during the time that you own the Contract. More detail on the underlying mutual fund’s fees and expenses is contained below and in the fund’s prospectus. The total operating expenses depicted below are based on historical fund expenses, as of the fiscal year ended, September 30, 2012, for Class Z shares of the Prudential Asset Allocation Fund. Fund expenses are not fixed or guaranteed by the Prudential Retirement Security Annuity III Contract, and may vary from year to year.

Total Annual Underlying Mutual Fund Operating Expense	1.01%

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES Annual Portfolio Operating Expenses (expenses that are deducted from portfolio assets, in %)
	Management Fees	Other Expenses	Total Annual Portfolio Operating Expenses
Prudential Asset Allocation Fund (Class Z)	0.65%	0.36%	1.01%

EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses without any reduction for fee waivers or expense reimbursements.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of the mutual fund, for its most recent fiscal year end, which do not reflect any expense reimbursements or waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as indicated in the tables that follow.

EXPENSES WITH PRUDENTIAL INCOMEFLEX TARGET BENEFIT

This example assumes the following:

■	You invest $10,000 in Prudential Retirement Security Annuity III;
■	You allocate all of your assets to the Variable Investment Option;
■	Your investment has a 5% return each year;
■	The mutual fund’s total operating expenses remain the same each year;
■	No tax charge applies;
■	With the exception of the Annual Contract Fee, the maximum Periodic Account Expenses are applied, rather than the current charges; and
■	No reduction for fee waivers or expense reimbursements.

EXAMPLE:
1 yr	3 yrs	5 yrs	10 yrs
$428	$1,292	$2,170	$4,421

THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. PREMIUM TAXES ARE NOT REFLECTED IN THIS EXAMPLE. DEPENDING ON THE STATE YOU LIVE IN, A CHARGE FOR PREMIUM TAXES MAY APPLY. YOUR ACTUAL FEES WILL VARY BASED ON THE AMOUNT OF YOUR CONTRACT AND YOUR SPECIFIC ALLOCATION(S). PLEASE NOTE THAT THE MINIMUM INITIAL PURCHASE PAYMENT FOR THIS CONTRACT IS $20,000. PLEASE SEE SECTION 6, “HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?”

THE EXPENSES IN THESE EXAMPLES APPLY WHETHER YOU SURRENDER THE ANNUITY, DO NOT SURRENDER THE ANNUITY, OR ANNUITIZE.

FINANCIAL STATEMENTS

The financial statements of PRIAC and the Separate Account are included in the Statement of Additional Information (SAI). For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

Accumulation unit values have been included at the end of this prospectus.

SUMMARY FOR SECTIONS 1 – 10

For a more complete discussion of the following topics, see the corresponding section in Part II of the prospectus. This prospectus describes all material features of the Annuity, including state-specific Contract variations.

SECTION 1: What Is The Prudential Retirement Security Annuity III?

The Prudential Retirement Security Annuity III is a variable annuity contract issued by PRIAC. The Contract is between you, the Owner, and us, the insurance company. The Contract allows you to invest assets contributed to a custodial IRA or custodial Roth IRA in the Contract, which provides a Variable Investment Option, certain withdrawal and annuity benefits and a Death Benefit. The Contract is intended for retirement savings or other long-term investment purposes. The Contract may be offered as an individual contract or interest in a group annuity.

You can invest your money in the Variable Investment Option available under the Contract, which offers the opportunity for a favorable return that can increase your Contract Value. However, this is NOT guaranteed. It is possible, due to market changes, that your Contract Value may decrease. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA or Roth IRA, the Contract must be issued to a custodial account established as an IRA or Roth IRA.

The Contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase, if you have purchased this Annuity through an IRA, any earnings grow on a tax-deferred basis and are generally taxed as income only when you make withdrawals, including withdrawals under the Prudential IncomeFlex Target Benefit. If you purchased this Annuity through a Roth IRA, any earnings grow on a tax-deferred basis. Qualified distributions are generally federal income tax free (state treatment may vary). A distribution is a qualified distribution if it occurs after 5 tax years after contributing to a Roth IRA and the owner is either age 59 1/2, dies, is disabled or is a first time home buyer ($10,000 lifetime limit). For distributions that are not qualified distributions, amounts are generally taxed as income only when you make withdrawals of earnings, including withdrawals under the Prudential IncomeFlex Target Benefit, and a 10% tax penalty may apply. The Annuity Phase starts when you begin receiving Annuity Payments from your Contract. The amount of money you are able to accumulate in your Contract during the Accumulation Phase will help determine the amount you will receive during the Annuity Phase. Other factors will affect the amount of your payments, such as age, and the payout option you select.

You may only establish one IRA and one Roth IRA under this Annuity. If you establish both an IRA and a Roth IRA, you will receive separate Contracts describing the features and benefits of each and the guaranteed values associated with each Contract will be calculated separately.

We may amend the Contract as permitted by law. For example, we may add new features to the Contract. Subject to applicable law, we will determine whether or not to make such Contract amendments available to Contracts that already have been issued.

If permissible under applicable state law, you may cancel the Contract and request a refund within a certain period of time known as the “free look” period. The free look period is generally ten (10) days from the date you begin participation under the Contract, but may be longer, depending on applicable state law. Concurrent with the applicable free look period provided by state law, the Code provides a seven (7) day “revocation period” when you purchase this Contract and establish an IRA or Roth IRA. See Section 9 “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?”

During the applicable free look period, you can request a refund by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally, you will bear the investment risk during the free look period and will receive a refund equal to your Contract Value, plus the amount of any fees or other charges applied and less applicable federal and state income tax withholding, as of the date you stopped participation in the Contract. If applicable state law or the Code requires the return of your Purchase Payments, we will return the greater of the Contract Value, as described above, or the amount of your total Purchase Payments, less applicable federal and state income tax withholding.

SECTION 2: What Investment Option Can I Choose?

You can invest your money in the Variable Investment Option. To assist you in evaluating the option, we have classified it according to its investment style. Additionally, we have provided a brief description of the portfolio’s investment objective and key policies, which is set forth in Section 2.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to investment return information regarding the fund available through PRIAC, rather than to information that may be available through alternate sources.

Depending upon market conditions, you may earn or lose money in the option. Your Contract Value will fluctuate with the investment performance of the mutual fund portfolio underlying the Variable Investment Option. Past performance is not a guarantee of future results.

SECTION 3: What Kind Of Payments Will I Receive During The Annuity Phase? (Annuitization)

During the Annuity Phase, commonly called “annuitization,” you may choose from several annuity payment options, including guaranteed payments for life with period certain. Once you begin receiving regular Annuity Payments, you generally cannot change your payment plan.

Note that during the Accumulation Phase, the Prudential IncomeFlex Target Benefit (discussed in Section 5) also provides guaranteed minimum income protection for your life in the form of guaranteed withdrawals. These guaranteed withdrawals do not require annuitization.

SECTION 4: What Is The Death Benefit?

If the Owner dies before the Annuity Phase of the Contract begins, the person(s) or entity chosen as Beneficiary generally will receive the Contract Value.

SECTION 5: What Is The Prudential IncomeFlex Target® Benefit?

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw a designated amount from the Annuity annually, subject to our rules regarding the timing and amount of withdrawals. This Annual Guaranteed Withdrawal Amount is equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your actual Contract Value. This benefit is designed to provide an annual withdrawal amount for life. You must attain age 55 before starting Prudential IncomeFlex Target Benefit guaranteed withdrawals (both you and your spouse must attain age 55 to begin guaranteed withdrawals with the Spousal Benefit).

The Prudential IncomeFlex Target Benefit is a standard feature of the Annuity that applies to the Annuitant automatically. The Spousal Benefit is optional. If you elect the Spousal Benefit, you may not change your mind, and your Annual Guaranteed Withdrawal Amount will be less than if you had not elected it. If you elected the Retirement Plan Spousal Benefit, then you will automatically receive the Spousal Benefit under this Contract. If you purchase this Contract on or after your Retirement Plan Lock-In Date, you may not add or remove the Spousal Benefit upon or after purchasing this Contract. For additional information about the fees for the Prudential IncomeFlex Target Benefit, see “Summary of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity III?”

SECTION 6: How Can I Purchase The Prudential Retirement Security Annuity III?

The Contract is available only to investors transferring funds directly from a Retirement Plan in which they have a Retirement Plan Prudential IncomeFlex Target Benefit to an IRA and/or Roth IRA. We may require the custodian of the individual retirement account(s) be our designated affiliate. You can purchase this Contract, unless we agree otherwise and subject to our rules, with a minimum initial Purchase Payment of $20,000. If you transfer funds to both an IRA and a Roth IRA, the minimum Purchase Payment of $20,000 must be met for each. You must get our prior approval for any initial and additional Purchase Payment of $1 million or more, unless we are prohibited under applicable law from insisting on such prior approval. Generally, anyone who was a Contract Owner of this Annuity as of October 24, 2013 can make additional Purchase Payments at any time during the Accumulation Phase of the Contract. If allowed under applicable law, we reserve the right in the future to cease permitting additional Purchase Payments by someone who was a Contract Owner of this Annuity as of October 24, 2013. Our Retirement Investment Counselors can help you fill out the proper forms. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA or Roth IRA, the Contract must be issued to a custodial account established as an IRA or Roth IRA.

Although we allow a Participant to roll over his/her Prudential IncomeFlex Target Benefit to this Annuity, we do not permit additional Purchase Payments after such a rollover. However, anyone who was a Contract Owner of this Annuity as of October 24, 2013 may make additional Purchase Payments. Moreover, if you participate in more than one Retirement Plan and have more than one Retirement Plan IncomeFlex Target Benefit, the guaranteed values associated with the multiple benefits may be rolled over and combined into a single Prudential IncomeFlex Target Benefit under this Annuity, as described in Section 5 of this prospectus.

SECTION 7: What Are The Expenses Associated With The Prudential Retirement Security Annuity III?

The Contract has insurance features and investment features, and there are costs related to each.

■	Annual Contract Fee: Each year we may impose an annual contract fee of up to $150.00.
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Insurance and Administrative Charge: We impose an asset-based charge to cover expenses and certain insurance risks. We deduct this charge daily from the net asset value of the Variable Investment Option.

■

Prudential IncomeFlex Target Benefit Charge: We impose an asset-based charge for the Prudential IncomeFlex Target Benefit. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” This charge compensates us for the costs and risks we assume in providing the benefit. We deduct this charge daily from the net asset value of the Variable Investment Option.

■	Fund Expenses: You will bear the expenses associated with the underlying mutual fund that is deducted from the underlying fund’s assets.

For more information, including details about other possible charges under the Contract, see “Summary Of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity III?”

SECTION 8: How Can I Access My Money?

You generally may withdraw money at any time during the Accumulation Phase. You may, however, be subject to income tax. If you make a withdrawal prior to age 59 1/2, you also may be subject to an additional tax penalty.

This Contract provides an insurance benefit, called the Prudential IncomeFlex Target Benefit, under which we guarantee that certain amounts will be available to you for withdrawal, regardless of market-related declines in your Contract Value. You are not required to withdraw these guaranteed amounts.

SECTION 9: What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?

This Contract is offered to fund certain individual retirement accounts.

Generally, all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. Because this Contract is issued as a nonqualified annuity, the Contract must be issued to a custodial account established as an IRA or Roth IRA. Generally, all amounts withdrawn from IRAs and withdrawals of earnings from Roth IRAs (excluding qualified distributions from Roth IRAs) are taxable and subject to a 10% penalty if withdrawn prior to age 59 1/2.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under section 408(a) and 408A of the Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement accounts, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified account.

SECTION 10: Other Information

This Contract is issued by Prudential Retirement Insurance and Annuity Company, a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract is sold through registered representatives of an affiliated broker/dealer.

PART II SECTIONS 1 – 10

PRUDENTIAL RETIREMENT SECURITY ANNUITY III PROSPECTUS

1: WHAT IS THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?

The Prudential Retirement Security Annuity III is a contract between you, the Owner, and us, the insurance company. The Prudential Retirement Security Annuity III is a variable annuity contract issued by PRIAC. Under your Contract, in exchange for your payment to us, we promise to pay you a guaranteed stream of payments upon annuitization that can begin any time after the first Contract anniversary. Your Annuity is in the Accumulation Phase until you decide to begin receiving these Annuity Payments. Annuity Payments are made on or after your Annuity Date in accordance with the Annuity Option you select. The date you elect to begin receiving Annuity Payments is the Annuity Date. On the Annuity Date, your Contract switches to the Annuity Phase. The Contract also permits you to make guaranteed withdrawals during the Accumulation Phase. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?,” for further details. These withdrawals are different than Annuity Payments.

This Annuity contract does not benefit from Tax Deferral, unlike many Annuity contracts that generally do when sold outside a tax-favored plan (these annuity contracts are generally referred to as non-qualified annuities). Tax Deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you withdraw money from your Contract. This Annuity is only offered to fund certain IRAs and Roth IRAs, which generally provide Tax Deferral without investing in an annuity contract. If this Contract were offered outside of such tax qualified accounts, you would not receive Tax Deferral. Before purchasing this Annuity, you should consider whether its features and benefits, including the income and Death Benefits, meet your needs and goals. You should consider the relative features, benefits and costs of this Annuity compared with any other investments or benefits available through your retirement plan or elsewhere.

The Prudential Retirement Security Annuity III is a variable annuity contract. This means that during the Accumulation Phase, you can allocate your assets to the available Variable Investment Option. The amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the investment performance of the underlying mutual fund associated with the Variable Investment Option. Because the underlying mutual fund’s portfolio fluctuates in value depending upon market conditions, your Contract Value (the total value of your Contract, equal to the sum of the value of your investment in the investment option) can either increase or decrease. This is important, since the amount of the Annuity Payments you receive during the Annuity Phase depends upon the value of your Contract at the time you begin receiving payments.

You are the Owner of the Contract, as the individual for whom the IRA and/or Roth IRA is established. You generally have all the decision-making rights under the Contract. You will also be the Annuitant. The Owner is the person who receives the Annuity Payments when the Annuity Phase begins. The Annuitant is the person whose life is used to determine the amount of these payments and how long (if applicable) the payments will continue once the Annuity Phase begins. On or after the Annuity Date, the Annuitant may not be changed.

You may only establish one IRA and one Roth IRA under this Annuity. If you establish both an IRA and a Roth IRA, you will receive separate Contracts describing the features and benefits of each and the guaranteed values associated with each Contract will be calculated separately.

The Beneficiary is the person(s) or entity you designate to receive any Death Benefit. Subject to any restrictions imposed by the Code, you may change the Beneficiary any time prior to the Annuity Date by making a written request to us. The optional Spousal Benefit requires your spouse to be both your spouse and sole Beneficiary when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

SHORT TERM CANCELLATION RIGHT OR “FREE LOOK”

If permissible under applicable state law, you may cancel the Contract and request a refund within a certain period of time known as the “free look” period. The free look period is generally ten (10) days from the date you begin participation under the Contract, but may be longer, depending on applicable state law. Concurrent with the applicable free look period provided by state law, the Code provides a seven (7) day “revocation period” when you purchase this Contract and establish an IRA or Roth IRA. See Section 9 “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?”

During the applicable free look period, you can request a refund by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally, you will bear the investment risk during the free look period and will receive a refund equal to your Contract Value, plus the amount of any fees or other charges applied and less applicable federal and state income tax withholding, as of the date you stopped participation in the Contract. If applicable state law or the Code requires the return of your Purchase Payments, we will return the greater of the Contract Value, as described above, or the amount of your total Purchase Payments, less applicable federal and state income tax withholding.

2: WHAT INVESTMENT OPTION CAN I CHOOSE?

The Contract provides you with one Variable Investment Option into which you may allocate your Purchase Payment.

The Variable Investment Option invests in the Prudential Asset Allocation Fund, which is a series of the Prudential Investment Portfolios, Inc. mutual fund. The accompanying current prospectus for the Prudential Asset Allocation Fund, available in your Contract, contains important information about the underlying mutual fund in which your Variable Investment Option invests. There are deductions from and expenses paid out of the assets of the fund that are described in the accompanying prospectus for the fund. When you invest in a Variable Investment Option funded by a mutual fund, you should read the mutual fund prospectus and keep it for future reference. For additional copies of the current underlying fund prospectus please call (877) 778-2100 or write us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

VARIABLE INVESTMENT OPTION

The following chart classifies the underlying investment based on our assessment of its investment style, as of the date of this prospectus. The chart also lists the investment objective and a short summary description of the investment policy to assist you in determining whether it may be of interest to you. There is no guarantee that the investment objective will be met, and you could lose money. The adviser and sub-advisers for the underlying investment appear next to the description.

The Prudential Asset Allocation Fund is managed by Prudential Investments LLC, Quantitative Management Associates and Prudential Investment Management, Inc., all affiliates of PRIAC.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to investment return information regarding the fund available through PRIAC or your plan, rather than to information that may be available through alternate sources.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISER/ SUB-ADVISER
Prudential Investment Portfolios, Inc.

MODERATE ALLOCATION

Prudential Asset Allocation Fund

The fund seeks to achieve its investment objective by investing in a portfolio of equity, fixed income and money market securities which is actively managed to capitalize on opportunities created by perceived misvaluation. Normally the fund will invest 45% to 70% of its total assets in equity and equity-related securities. Equity and equity-related securities in which the fund primarily invests are common stocks and stock index futures. The fund may invest up to 15% of its total assets in equity-related securities of small companies. We currently consider small companies to be those with a market capitalization less than that of the largest company in the Russell 2000 Index at the time of investment. As of September 30, 2012, this number was approximately $4.5 billion. Under normal circumstances, 30% to 55% of the fund’s total assets are invested in fixed-income securities and up to 35% are invested in foreign securities.

ADVISER: Prudential Investments LLC SUB-ADVISERS: Quantitative Management Associates Prudential Investment Management, Inc.

PAYMENTS MADE TO PRIAC

Respecting this Contract, PRIAC has entered into an agreement with the underlying portfolio and/or the investment adviser to the underlying portfolio, to provide administrative and support services to the portfolio. Pursuant to the terms of this agreement, PRIAC receives a total fee of 0.22% annually of the average assets allocated to the portfolio under the Contract. These types of payments are sometimes referred to as “revenue sharing” payments. We and our affiliates may profit from these payments. The funds for these payments come from, in whole or in part, the assets of the portfolio itself and/or the assets of the portfolio’s investment adviser. The existence of these payments tends to increase the overall cost of investing in the underlying portfolio. Through your indirect investment in the underlying portfolio, you indirectly bear the costs of these fees (see underlying fund’s prospectus for more information). Furthermore, there is additional compensation on assets invested in Prudential’s proprietary underlying funds because our affiliates receive certain fees from the funds. Therefore, there may be more revenue with respect to proprietary funds than nonproprietary funds and allocations you make to the affiliated portfolios benefit us financially.

In addition, the investment adviser, sub-adviser or distributor of the underlying portfolio may compensate us by providing reimbursement or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with variable annuity contracts. These services may include, but are not limited to: co-sponsoring various meetings and seminars attended by broker/dealer firms’ registered representatives, plan sponsors and participants, and creating marketing material discussing variable annuity contracts and the available options. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, sub-adviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, sub-adviser’s or distributor’s participation.

In addition to the payments described above, the underlying portfolio, the investment adviser, sub-adviser, distributor and/or its service provider may make payments to other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.

REDEMPTION FEES AND ABUSIVE TRADING PRACTICES

While we presently offer only one investment option under the Contract, we may offer additional investment options in the future. If more than one investment option is available, we may allow you to transfer sums between or among them. The practice of making frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing” or “excessive trading,” can make it very difficult for a portfolio manager to manage an underlying mutual fund’s investments. Frequent transfers may cause the fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs or affect performance. For these reasons, the Annuity was not designed for persons who make programmed, large or frequent transfers.

We consider “market timing/excessive trading” to be one or more trades into and out of (or out of and into) the same Variable Investment Option within a rolling 30-day period when each exceeds a certain dollar threshold. Automatic or system-driven transactions, such as contributions or loan repayments by payroll deduction, regularly scheduled or periodic distributions, or periodic rebalancing through an automatic rebalancing program do not constitute prohibited excessive trading and will not be subject to this criteria. In addition, certain investments are not subject to the policy, such as stable value funds, money market funds and funds with fixed unit values.

In light of the risks posed by market timing/excessive trading to Contract Owners and other mutual fund investors, we monitor annuity transactions in an effort to identify such trading practices. We reserve the right to limit the number of transfers in any year for all Contract Owners, and to take the other actions discussed below. We also reserve the right to refuse any transfer request from all or certain Contract Owners if: (a) we believe that market timing (as we define it) has occurred; or (b) we are informed by an underlying fund that transfers in its shares must be restricted under its policies and procedures concerning excessive trading.

In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific procedures:

■	Warning. Upon identification of activity that meets the market-timing criteria, a warning letter will be sent to the Contract Owner.
■

Restriction. A second incidence of activity meeting the market timing criteria within a six-month period will trigger a trade restriction. To the extent permitted by law, we will restrict a Contract Owner from trading through the Internet, phone or facsimile for all investment options available to the Contract Owner. In such case, the Contract Owner will be required to provide written direction via standard (non-overnight) U.S. mail delivery for trades of the underlying funds. The duration of a trade restriction is 3 months, and may be extended incrementally (3 months) if the behavior recurs during the 6-month period immediately following the initial restriction.

■

Action by an Underlying Fund. The portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under federal securities regulations, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or Individual Retirement Plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short term trading fee in connection with a transfer out of the Variable Investment Option investing in that portfolio that occurs within a certain number of days following the date of allocation to the Variable Investment Option. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Contract Value.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

SCHEDULED TRANSACTIONS

Scheduled transactions include systematic withdrawals, systematic investments, required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code and Annuity Payments. Generally, scheduled transactions in Good Order are valued as of the date they are scheduled, unless the scheduled day is not a Business Day. A Business Day is a day on which the New York Stock Exchange is open for business and ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). In that case, the transaction will be valued on the next Business Day, unless (with respect to required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code, and Annuity Payments only), the next Business Day falls in the subsequent calendar year, in which case the transaction will be valued on the prior Business Day.

VOTING RIGHTS

We are the legal owner of the shares of the underlying mutual fund used by the Variable Investment Option. However, we vote the shares of the mutual fund according to voting instructions we receive from Contract Owners. When a vote is required, we will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote fund shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as shares for which we receive instructions from Contract Owners. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting,” it is possible that the votes of a small percentage of Contract Owners who actually vote will determine the ultimate outcome. We may vote shares in our own right or change the way your voting instructions are calculated if it is required or permitted by federal or state regulation.

SUBSTITUTION

We may substitute the underlying mutual fund or portfolio used by the Variable Investment Option. We would not do this without the approval of the Securities and Exchange Commission (SEC) and any necessary state insurance departments. You will be given specific notice in advance of any substitution we intend to make. We may also add additional Variable Investment Options, and cease to allow new investments in the fund or portfolio, provided that we will offer at least one Variable Investment Option under this Contract.

REPORTS TO YOU

We will send you, at least annually, reports showing as of a specified date the amounts credited to you in the sub-account of the PRIAC Variable Contract Account A. We also will send annual and semi-annual reports for the underlying fund.

3: WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE ANNUITY PHASE? (ANNUITIZATION)

PAYMENT PROVISIONS

If you so choose, you may annuitize some or all of your Adjusted Contract Value and can begin taking Annuity Payments, any time after the first Contract anniversary. We make the income plans described below available at any time before the Annuity Date. These plans are called “Annuity Payout Options” or “settlement options.” Annuity Options under the Contract define the frequency and duration of Annuity Payments. During the Annuity Phase, all of the Annuity Options under this Contract are fixed Annuity Options. This means that your participation in the Variable Investment Option ends on the Annuity Date. Generally, once the Annuity Payments begin, the annuity option cannot be changed and you cannot make withdrawals or surrender the Contract.

IN ADDITION TO THE ANNUITY PAYMENT OPTIONS DISCUSSED IN THIS SECTION, PLEASE NOTE THAT THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT OFFERS GUARANTEED INCOME IN THE FORM OF GUARANTEED WITHDRAWALS. THIS SECTION DOES NOT DESCRIBE THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT, WHICH IS NOT AN ANNUITY PAYMENT OPTION. PLEASE SEE SECTION 5, “WHAT IS THE PRUDENTIAL INCOMEFLEX TARGET® BENEFIT?”

Option 1: Annuity Payments For A Period Certain

Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The Annuity Payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the period certain. If the Annuitant dies during the Annuity Phase, payments will continue to the Beneficiary for the remainder of the period certain.

Option 2: Life Annuity With 10 Years Period Certain

Under this option, we will make Annuity Payments monthly, quarterly, semiannually, or annually as long as the Annuitant is alive. If the Annuitant dies before we have made 10 years worth of payments, we will continue to pay the Beneficiary the remaining payments of the 10 year period.

Other Annuity Options

We currently offer a variety of other Annuity Options not described above. At the time Annuity Payments are chosen, we may make available to you any of the fixed Annuity Options that are offered at your Annuity Date.

TAX CONSIDERATIONS

Your Contract will be held in a custodial account established as an IRA or Roth IRA. You should consider the required minimum distribution provisions of the Code when selecting your annuity option. Roth IRAs are not subject to the required minimum distributions of the Code during the owner’s lifetime.

HOW WE DETERMINE ANNUITY PAYMENTS

Generally speaking, the Annuity Phase of the Contract involves our distributing to you in increments the value that you have accumulated. We make these incremental payments either over a specified time period (e.g., 15 years) (period certain annuities) or for the duration of the life of the Annuitant (and possibly co-annuitant) (life annuities). There are certain assumptions that are common to both period certain annuities and life annuities. In each type of Annuity, we assume that the value you apply at the outset toward your Annuity Payments earns interest throughout the payout period. If our current annuity purchase rates on the Annuity Date are more favorable to you than the guaranteed rates stated below, we will make payments based on those more favorable rates.

Assumptions that we use for life annuities and period certain annuities differ, as detailed in the following overview:

Period Certain Annuities

Generally speaking, in determining the amount of each Annuity payment under a period certain annuity, we start with the Adjusted Contract Value, which is the value of your Contract minus any charge we impose for premium taxes, and add interest assumed to be earned over the period certain. Using the interest in effect, we determine the benefit that can be supported during the guaranteed period such that the present value of the benefit payments equals the accumulated account balance. The life expectancy of the Annuitant and co-annuitant are relevant to this calculation only in that we will not allow you to select a period certain that exceeds life expectancy.

Life Annuities

There are more variables that affect our calculation of life Annuity Payments. Most importantly, we make several assumptions about the Annuitant’s or co-annuitant’s life expectancy. As stated above, we will pay you the more favorable benefit between that determined by applying current assumptions and that determined by applying minimum guarantee assumptions, which is referred to as the guaranteed annuity benefit.

Below are the minimum guarantee assumptions, subject to the requirements of state insurance law, that we use to determine the guaranteed annuity benefit.

■	2% Interest
■	8.25% Factor (A percentage if applied to the annuitized account balance would reflect an amount that may cover the expected cost to the Company for administering the payments.)
■	1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the Annuitant’s year of birth

In addition, certain states may require the use of assumptions that produce a more favorable benefit. When these requirements apply, the more favorable benefit will be paid.

4: WHAT IS THE DEATH BENEFIT?

The Death Benefit feature delivers the Contract Value to the Beneficiary.

BENEFICIARY

The Beneficiary is the person(s) or entity you name to receive any Death Benefit. The Beneficiary is named at the time the Contract is issued, unless you change it at a later date. A change of Beneficiary will take effect on the date you request, provided that we receive the request in Good Order. Unless an irrevocable Beneficiary has been named, during the Accumulation Phase you can change the Beneficiary at any time before the Owner dies. The Beneficiary designation during the Accumulation Period is not applicable to the Annuity Phase unless you have indicated otherwise, or we determine that applicable law requires that we continue a designation.

The optional Spousal Benefit requires your spouse to be both your spouse and sole Beneficiary when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” The Spousal Benefit may be available for a same-gender marriage recognized under applicable state law. In U.S. v Windsor, the Supreme Court held a portion of the Defense of Marriage Act unconstitutional. As a result, same sex couples who are married under applicable state and District of Columbia law will now be treated as spouses under federal law. Provisions of your retirement plan, however, may limit or prevent a same-gender spouse or partner from receiving all or a portion of the Spousal Benefit. For more information, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?” You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

CALCULATION OF THE DEATH BENEFIT

If the Owner dies during the accumulation period, after we receive the appropriate proof of death and any other needed documentation in Good Order (“due proof of death”), your Beneficiary will receive the Contract Value as of the date we receive due proof of death in Good Order. We require due proof of death to be submitted promptly.

PAYOUT OPTIONS

The Code provides for alternative Death Benefit payment options when a contract is used as an IRA, Roth IRA or other “qualified investment” that requires minimum distributions. Upon your death under an IRA, Roth IRA or other “qualified investment,” the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract, instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse. NOTE THAT A SURVIVING SPOUSE MAY BE ELIGIBLE TO CONTINUE THIS CONTRACT AND THE SPOUSAL BENEFIT. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

The Beneficiary may, within 60 days of providing due proof of death, choose to take the Death Benefit under one of several Death Benefit payout options listed below.

Choice 1: Lump sum payment of the Death Benefit. If the Beneficiary does not choose a payout option within sixty days, the Beneficiary will receive this payout option. Payment as a transfer to another IRA titled as an inherited IRA would also be included in this payout option.

Choice 2: The payment of the entire Death Benefit by December 31st of the calendar year that contains the 5th anniversary of the date of death of the Owner. This option is available if death occurs before the date required minimum distributions must begin under the Code.

Choice 3: Payment of the Death Benefit under an annuity or annuity settlement option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning by December 31st of the year following the year of death of the Owner. If death occurs before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, this choice is not a permitted payout option under the Code, you may only choose Choice 1 or Choice 2.

For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary under the Code, and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

If death occurs before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary under the Code, and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

If the Owner established a Lock-In Date and elected the Spousal Benefit, and the Beneficiary is the spouse of the Owner at the time of the Owner’s death, then the Contract will continue and the spouse will become the Owner. If the Owner’s death is prior to the date you make your election to lock in your Annual Guaranteed Withdrawal Amount under this Annuity, the Income Base and Highest Birthday Value will not transfer to the spouse, rather they will be reset based on the Contract Value at the time of death. The spouse may, within 60 days of providing due proof of death, elect to take the Death Benefit under any of the payout options described above. In addition, the spouse can choose to defer payments until the IRA Owner would have reached age 70 1/2 or can change title to the account to the spouse’s name.

The tax consequences to the Beneficiary vary among the three Death Benefit payout options. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?”

5: WHAT IS THE PRUDENTIAL INCOMEFLEX TARGET® BENEFIT?

The Prudential IncomeFlex Target Benefit is a standard feature of the Contract that guarantees your ability to withdraw amounts equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your Contract Value (subject to our rules regarding the timing and amount of withdrawals). The Income Base is used to determine the amount you may withdraw each Birthday Year as long as you live (the “Annual Guaranteed Withdrawal Amount”). The Income Base is equal to the greater of the Highest Birthday Value (described below) or the Contract Value on the Business Day prior to your Lock-in Date. If your Retirement Plan guaranteed lifetime withdrawal benefit is either administered by AllianceBernstein (“AB”) or offered through Prudential Retirement Security Annuity V (“PRSA V”), then we may adjust the Income Base upon your acquisition of this Annuity, as detailed below. There are two options – one is the base benefit designed to provide an annual withdrawal amount for your life and the other is a Spousal Benefit designed to provide an annual withdrawal amount until the last to die of you and your spouse.

The base Prudential IncomeFlex Target Benefit and its daily charge apply to the Contract automatically. It cannot be terminated without ending your Contract. When deciding to purchase this Contract, you should consider the costs and benefits of this feature. Generally, this benefit may be appropriate if you intend to make periodic withdrawals from your Contract and wish to ensure that adverse market performance will not affect your ability to receive annual payments. You are not required to make withdrawals.

The Spousal Benefit is optional. You may elect this benefit only when you lock in your Annual Guaranteed Withdrawal Amount. While there is no additional daily charge for this benefit, you will have a lesser Annual Guaranteed Withdrawal Amount if you elect the Spousal Benefit than if you had not. If you elected the Retirement Plan Spousal Benefit, then you will automatically receive the Spousal Benefit under this Contract. If you purchase this Contract on or after your Retirement Plan Lock-In Date (your guaranteed withdrawal lock-in date as determined under the Retirement Plan IncomeFlex Target Benefit), then you may not add or remove the Spousal Benefit upon or after purchasing this Contract. Once elected, the Spousal Benefit may not be revoked, and the lesser Annual Guaranteed Withdrawal Amount will apply until your Contract ends, even if your spouse dies before you or is otherwise ineligible for the Spousal Benefit due to divorce or Beneficiary changes.

If you establish both an IRA and Roth IRA under this Annuity, you will receive separate Contracts describing the features and benefits of each Contract and the guaranteed values associated with each Contract, described below, will be calculated separately.

TRANSFER OF RETIREMENT PLAN GUARANTEED VALUES

This Contract is sold exclusively to individuals who have a Retirement Plan Prudential IncomeFlex Target Benefit. This Contract is designed to accept the transfer of Retirement Plan Prudential IncomeFlex Target Benefit guaranteed values in connection with a direct rollover of assets invested in the Retirement Plan Active Eligible Investments to an IRA and/or Roth IRA. Retirement Plan Active Eligible Investments are those investments required to be used in order to receive guarantees under your Retirement Plan Prudential IncomeFlex Target Benefit. You may only establish one IRA and one Roth IRA under this Annuity. Assets invested in the Retirement Plan Active Eligible Investments funded by Non-Roth Contributions may only be rolled over and held in an IRA under this Annuity. Retirement Plan Active Eligible Investments funded by Roth Contributions may only be rolled over to a Roth IRA under this Annuity. If you transfer assets to both an IRA and Roth IRA under this Annuity, the Retirement Plan guaranteed values described below will be divided and proportionally reduced among the IRA and Roth IRA. You will receive separate Contracts describing the features and benefits of each Contract and the guaranteed values associated with each Contract will be calculated separately.

If you have more than one Retirement Plan Prudential IncomeFlex Target Benefit, we may limit your ability to transfer and combine the guaranteed values associated with multiple Retirement Plan Prudential IncomeFlex Target Benefits under an IRA or Roth IRA under this Annuity. See “Multiple Retirement Plans – Transfer of Guaranteed Values” in Section 5.

In connection with the rollover transaction (except as otherwise discussed in this Section 5), each guarantee value described below will begin with a value equal to the corresponding Retirement Plan guaranteed value, assuming a transfer of 100% of the assets from either Roth or Non-Roth Contributions (but not both) under the Retirement Plan. If less than 100% of assets are transferred or the transfer includes both Non-Roth and Roth Contributions, then the Retirement Plan guaranteed values will be proportionately reduced and divided between the IRA and Roth IRA, as applicable.

If you purchase this Contract prior to your Retirement Plan Lock-In Date, then the Highest Birthday Value as determined under the Retirement Plan Prudential IncomeFlex Target Benefit (the “Retirement Plan Highest Birthday Value”) will be used to determine your initial Highest Birthday Value, and Income Base under this Contract (except as otherwise discussed in this Section 5). You also can choose whether to elect the Spousal Benefit at the time you lock in your Annual Guaranteed Withdrawal Amount under this Contract.

If you purchase this Contract on or after your Retirement Plan Lock-In Date, then your Annual Guaranteed Withdrawal Amount as determined under the Retirement Plan Prudential IncomeFlex Target Benefit (the “Retirement Plan Annual Guaranteed Withdrawal Amount”) and your Income Base as determined under the Retirement Plan Prudential IncomeFlex Target Benefit (the “Retirement Plan Income Base”), will be used to determine your initial Annual Guaranteed Withdrawal Amount and initial Income Base, under this Contract (except as otherwise discussed in this Section 5). Your guaranteed withdrawals will be available immediately, and you will not establish a Highest Birthday Value under this Contract. If you elected the Retirement Plan Spousal Benefit, then you will automatically have the Spousal Benefit under this Contract. If you purchase this Contract on or after your Retirement Plan Lock-In Date, you may not add or remove the Spousal Benefit upon or after purchasing this Contract.

Brief Overview of IncomeFlex Target Benefit Under This Annuity

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw a designated amount from the Annuity annually, subject to our rules regarding the timing and amount of withdrawals. We call this annual withdrawal amount the Annual Guaranteed Withdrawal Amount. The Annual Guaranteed Withdrawal Amount, in turn, is equal to a percentage of a notional value called the “Income Base”.

This Annuity is a “rollover” product that allows you to transfer values that you have accumulated in the IncomeFlex Target Benefit held within your Retirement Plan to the IncomeFlex Target Benefit held by an IRA and/or Roth IRA investing in this Annuity. As detailed below, the manner in which the values under the Retirement Plan Prudential IncomeFlex Target Benefit transfer to this Annuity depends among other things on whether you had locked in your Annual Guaranteed Withdrawal Amount within the Retirement Plan version. If your Retirement Plan Lock-In Date was elected before purchasing this Contract, then your Retirement Plan Annual Guaranteed Withdrawal Amount will be used to determine your initial Annual Guaranteed Withdrawal Amount under this Contract. Specifically, if this Contract is purchased with 100% of the assets from either Non-Roth or Roth Contributions (but not both), then the initial Annual Guaranteed Withdrawal Amount under your IRA or Roth IRA equals the Retirement Plan Annual Guaranteed Withdrawal Amount on the date the rollover transaction is executed. On the other hand, if your Retirement Plan Lock-In Date was not elected before purchasing this Contract, then your initial Annual Guaranteed Withdrawal Amount under this Contract will be determined on your Lock-In Date under this Contract, by applying the applicable Guaranteed Withdrawal Percentage to the Income Base (the Guaranteed Withdrawal Percentage is multiplied by the Income Base to produce the Annual Guaranteed Withdrawal Amount).

The mechanism by which Retirement Plan Prudential IncomeFlex Target Benefit values transfer to this Annuity varies with respect to plans administered by AllianceBernstein or offered through Prudential Retirement Security Annuity V. Under those versions of IncomeFlex Target, we do not carry over the Guaranteed Withdrawal Percentages under your AllianceBernstein or PRSA V benefit when you convert to this Annuity. Instead, you become subject to the single set of Guaranteed Withdrawal Percentages applicable under this Annuity. However, to provide a comparable benefit level, we adjust the Income Base at the time of conversion, as described below.

HIGHEST BIRTHDAY VALUE

The initial Highest Birthday Value is determined by your Retirement Plan Highest Birthday Value. If this Contract is purchased with 100% of the assets from either Roth or Non-Roth Contributions (but not both) under the Retirement Plan, then the initial Highest Birthday Value equals the Retirement Plan Highest Birthday Value on the date the rollover transaction is executed. If this Contract is purchased with less than 100% of the assets or the transfer includes both Non-Roth and Roth Contributions, then the initial Highest Birthday Value under your IRA and/or Roth IRA shall be divided and reduced proportionately as described in Examples 1 and 2 below. Your initial Highest Birthday Value may be lower than the market value of assets transferred to purchase this Contract, and therefore your initial Highest Birthday Value may be lower than your initial Contract Value.

Example 1 – Proportional Reduction of Highest Birthday Value Under this Annuity

Rolling Over Less Than 100% from One Source

■ Retirement Plan Highest Birthday Value:	$120,000
■ Retirement Plan Contract Value:	$100,000
■ Amount rolled over from Retirement Plan to this Annuity:	$50,000
■ Ratio of rollover to Retirement Plan Contract Value:	50%
■ Initial Highest Birthday Value under this Annuity:	$60,000	*
■ Highest Birthday Value remaining in the Retirement Plan:	$60,000

*	The ratio of the rollover amount to the Retirement Plan Contract Value is multiplied against the Retirement Plan Highest Birthday Value to determine the initial Highest Birthday Value under this Annuity. The initial Highest Birthday Value reflects a 50% reduction of the Retirement Plan Highest Birthday Value due to the partial transfer of 50% of the Retirement Plan Contract Value.

Example 2 – Division and Proportional Reduction of Highest Birthday Value Under this Annuity

Rolling Over Roth and Non-Roth Contribution Sources

■ Retirement Plan Highest Birthday Value:	$120,000
■ Retirement Plan Contract Value:	$100,000
■ Amount funded with Roth Contributions:	$60,000
■ Amount funded with Non-Roth Contributions:	$40,000
■ Amount rolled over from Retirement Plan to this Annuity	$100,000
■ Ratio of Roth to Retirement Plan Contract Value:	60	%*
■ Initial Highest Birthday Value under the Roth IRA Annuity:	$72,000
■ Initial Highest Birthday Value under the Non-Roth IRA Annuity:	$48,000

*	The ratio of Roth to Retirement Plan Contract Value is multiplied against the Retirement Plan Highest Birthday Value to determine the division and proportional reduction of the initial Highest Birthday Value under this Annuity for the Roth IRA and IRA. The initial Highest Birthday Values reflect a 60%/40% division of the Retirement Plan Highest Birthday Value between the Roth IRA and IRA, respectively.

The Highest Birthday Value under this Contract will equal the greater of the initial Highest Birthday Value and the highest Contract Value attained on each of the Participant’s Birthdays, until the Lock-In Date. Any withdrawals prior to the Lock-In Date under this Annuity reduce your Highest Birthday Value proportionately as described in Example 3 below. Each withdrawal reduces the Highest Birthday Value by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the Contract Value (before the Contract Value is reduced by the amount of the withdrawal) as described below.

Example 3 – Proportional Reduction of Highest Birthday Value Under this Annuity – Withdrawal

■ Contract Value:	$100,000
■ Withdrawal amount:	$10,000
■ Ratio of withdrawal to Contract Value ($10,000 / $100,000):	10%
■ Highest Birthday Value:	$120,000
■ 10% Reduction of Highest Birthday Value:	$12,000
■ Adjusted Highest Birthday Value:	$108,000

INCOME BASE

If you purchase this Contract prior to your Retirement Plan Lock-In Date, then your Retirement Plan Highest Birthday Value will be used to determine your initial Highest Birthday Value and Income Base under this Annuity. Until the Lock-In Date, the Income Base will equal the greatest of: (a) that initial Highest Birthday Value, (b) the highest Contract Value attained on each of the Participant’s Birthdays, and (c) the Contract Value on the Business Day prior to the Lock-In Date. If you purchase this Contract on or after your Retirement Plan Lock-In Date, the initial Income Base under this Annuity is determined by your Retirement Plan Income Base. If this Contract is purchased with 100% of the assets from either Roth or Non-Roth Contributions (but not both) under the Retirement Plan, then the initial Income Base under this Annuity equals the Retirement Plan Income Base on the date the rollover transaction is executed. If this Contract is purchased with less than 100% of the assets or the transfer includes both Non-Roth and Roth Contributions, then the initial Income Base under your IRA and/or Roth IRA shall be divided and/or reduced proportionately between your IRA and/or Roth IRA as applicable. In no event shall the Income Base exceed $5,000,000. We reserve the right to increase this maximum.

Example 1 – Proportional Reduction of Income Base Under this Annuity

Rolling Over Less Than 100% from One Source

■ Retirement Plan Income Base:	$120,000
■ Retirement Plan Contract Value:	$100,000
■ Amount rolled over from Retirement Plan to this Annuity:	$50,000
■ Ratio of rollover to Retirement Plan Contract Value:	50%
■ Initial Income Base under this Annuity:	$60,000	*
■ Income Base remaining in the Retirement Plan:	$60,000

*	The ratio of the rollover amount to the Retirement Plan Contract Value is multiplied against the Retirement Plan Income Base to determine the initial Income Base under this Annuity and reflects a 50% reduction of the Retirement Plan Income Base due to the partial transfer of 50% of the Retirement Plan Contract Value.

Example 2 – Division and Proportional Reduction of Income Base Under this Annuity

Rolling Over Both Roth and Non-Roth Contribution Source

■ Retirement Plan Income Base:	$120,000
■ Retirement Plan Contract Value:	$100,000
■ Amount funded with Roth Contributions:	$60,000
■ Amount funded with Non-Roth Contributions:	$40,000
■ Ratio of Roth to Retirement Plan Contract Value:	60	%*
■ Initial Income Base under the Roth IRA Annuity:	$72,000
■ Initial Income Base under the Non-Roth IRA Annuity:	$48,000

*	The ratio of Roth to Retirement Plan Contract Value is multiplied against the Retirement Plan Income Base to determine division and proportional reduction of the initial Income Base under this Annuity for the Roth IRA and IRA. The initial Income Base for the Roth IRA and IRA reflect a 60%/40% division of the Retirement Plan Income Base between the Roth IRA and IRA, respectively.

Any withdrawals prior to the Lock-In Date under this Annuity reduce your Income Base proportionately as described in Example 3 below. Each withdrawal reduces the Income Base by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the Contract Value (before the Contract Value is reduced by the amount of the withdrawal) as described below.

Example 3 – Proportional Reduction of Income Base under this Annuity – Withdrawal

■ Contract Value:	$100,000
■ Withdrawal amount:	$10,000
■ Ratio of withdrawal to Contract Value ($10,000 / $100,000):	10%
■ Income Base:	$120,000
■ 10% Reduction of Income Base:	$12,000
■ Adjusted Income Base:	$108,000

ANNUAL GUARANTEED WITHDRAWAL AMOUNT

The Annual Guaranteed Withdrawal Amount is the amount we guarantee that you may withdraw from the Contract each year, beginning on the Participant’s Birthday and ending on the last Business Day preceding the Participant’s next Birthday, (the “Birthday Year”) for your life, regardless of the impact of market performance on your Contract Value. The Annual Guaranteed Withdrawal Amount is subject to our rules regarding the timing and amount of withdrawals. In no event shall the Annual Guaranteed Withdrawal Amount under this Contract exceed $287,500. We reserve the right to increase this maximum.

You may not lock in an Annual Guaranteed Withdrawal Amount that is less than $250. Therefore, for example, if you have not elected the Spousal Benefit and you are aged between 65 and 69 your Income Base must equal $5,000 or more to lock in guaranteed withdrawals.

The Income Base is not a cash amount that you can withdraw from your Contract. Thus, if your Annual Guaranteed Withdrawal Amount would be less than $250, you will have neither an Annual Guaranteed Withdrawal Amount to take nor will the Income Base have any cash value to you. If you cannot meet the $250 Annual Guaranteed Withdrawal Amount minimum, you will have paid fees for the IncomeFlex Target Benefit without being able to derive any withdrawal benefits.

LOCK-IN DATE ELECTED IN RETIREMENT PLAN

If your Retirement Plan Lock-In Date was elected before purchasing this Contract, then your Retirement Plan Annual Guaranteed Withdrawal Amount will be used to determine your initial Annual Guaranteed Withdrawal Amount under this Contract. If this Contract is purchased with 100% of the assets from either Non-Roth or Roth Contributions (but not both), then the initial Annual Guaranteed Withdrawal Amount under your IRA or Roth IRA equals the Retirement Plan Annual Guaranteed Withdrawal Amount on the date the rollover transaction is executed. If this Contract is purchased with less than 100% of the total assets from a single Contribution Source or the transfer includes both Non-Roth and Roth Contributions, then the initial Annual Guaranteed Withdrawal Amount under your IRA and/or Roth IRA will be divided and/or proportionally reduced as described in Examples 1 and 2 below.

Example 1

Proportional Reduction of Annual Guaranteed Withdrawal Amount – One Contribution Source

■ Retirement Plan Annual Guaranteed Withdrawal Amount:	$10,000
■ Retirement Plan Contract Value:	$100,000
■ Amount rolled over from Retirement Plan to this Annuity:	$50,000
■ Ratio of rollover to Retirement Plan Contract Value:	50%
■ Initial Annual Guaranteed Withdrawal Amount under this Annuity:	$5,000	*

*	The ratio of the rollover amount to the Retirement Plan Contract Value is multiplied against the Retirement Plan Annual Guaranteed Withdrawal Amount to determine the initial Annual Guaranteed Withdrawal Amount under this Annuity. The initial Annual Guaranteed Withdrawal Amount under this Annuity reflects a 50% reduction of the Retirement Plan Annual Guaranteed Withdrawal Amount due to the partial transfer of 50% of the Retirement Plan Contract Value.

Example 2

Division and Proportional Reduction of Annual Guaranteed Withdrawal Amount – Roth and Non-Roth Contribution Sources

■ Retirement Plan Annual Guaranteed Withdrawal Amount:	$10,000
■ Retirement Plan Contract Value:	$100,000
■ Amount funded with Roth Contributions:	$60,000
■ Amount funded with Non-Roth Contributions:	$40,000
■ Amount rolled over from Retirement Plan to this Annuity:	$100,000
■ Ratio of Roth to Retirement Plan Contract Value:	60	%*
■ Initial Annual Guaranteed Withdrawal Amount under the Roth IRA:	$6,000
■ Initial Annual Guaranteed Withdrawal Amount under the IRA:	$4,000

*	The ratio of Roth to Retirement Plan Contract Value is multiplied against the Retirement Plan Annual Guaranteed Withdrawal Amount to determine division and proportional reduction of the initial Annual Guaranteed Withdrawal Amount under this Annuity for the IRA and Roth IRA. The initial Annual Guaranteed Withdrawal Amount for the Roth IRA and IRA reflect a 60%/40% division of the Retirement Plan Highest Annual Guaranteed Withdrawal Amount between the Roth IRA and IRA, respectively.

The Annual Guaranteed Withdrawal Amount available between the date the Contract is issued and the end of the current Birthday Year will be reduced by guaranteed withdrawals made in the Retirement Plan during the same Birthday Year. In other words, guaranteed withdrawals made in the Retirement Plan during the Birthday Year you purchase the Contract will count toward your guaranteed withdrawals under the Contract (proportionally adjusted in the manner described above, if applicable). The Annual Guaranteed Withdrawal Amount available between the date the Contract is issued and the end of the current Birthday Year also will be prorated, by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the Annual Guaranteed Withdrawal Amount during that Birthday Year will be reduced proportionally for the partial Birthday Year remaining after the Contract is purchased. This adjustment will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

Anyone who was a Contract Owner of this Annuity as of October 24, 2013 can increase their Annual Guaranteed Withdrawal Amount by making additional Purchase Payments (subsequent to the initial Purchase Payment). The amount of the increase is equal to the applicable Guaranteed Withdrawal Percentage applied to the amount of the additional Purchase Payment. If allowed under applicable law, we reserve the right in the future to cease permitting additional Purchase Payments by someone who was a Contract Owner of this Annuity as of October 24, 2013. We will increase your Annual Guaranteed Withdrawal Amount on the day you make the Purchase Payment, subject to the following:

■

During the initial Birthday Year when the Contract is issued, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the Purchase Payment and the Participant’s next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual Guaranteed Withdrawal Amount during the initial Birthday Year will be reduced proportionally for the partial year remaining after the Purchase Payment is made. This adjustment in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

■

If the Purchase Payment is made after a withdrawal in a Birthday Year in excess of the Annual Guaranteed Withdrawal Amount (an “Excess Withdrawal”), then the increase will not apply until the next Birthday Year.

LOCK-IN DATE NOT ELECTED IN RETIREMENT PLAN

If your Retirement Plan Lock-In Date was not elected before purchasing this Contract, then your initial Annual Guaranteed Withdrawal Amount under this Contract will be determined on your Lock-In Date by applying the applicable Guaranteed Withdrawal Percentage (as set forth in the table immediately below) to the Income Base. You must attain age 55 to elect a Lock-In Date. If you elect the Spousal Benefit, the age of the younger of you and your spouse would be used to determine the applicable percentage.

Age at Lock-In	Single Life	Spousal Benefit (using age of younger spouse)
55-64	4.25%	3.75%
65-69	5.00%	4.50%
70+	5.75%	5.25%

If your Lock-In Date is not on the Participant’s Birthday, then the Annual Guaranteed Withdrawal Amount available between the Lock-In Date and the Participant’s next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately if that year is a partial year. This adjustment in the first Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

Anyone who was a Contract Owner of this Annuity as of October 24, 2013 can increase their Annual Guaranteed Withdrawal Amount by making additional Purchase Payments after their Lock-In Date. Your Income Base will increase by the amount of subsequent Purchase Payments. Thus, your Annual Guaranteed Withdrawal Amount will increase by an amount determined by applying the applicable Guaranteed Withdrawal Percentage to the amount of the increase to the Income Base (i.e., the subsequent Purchase Payment amount). We will add the increase to your Income Base, which will affect your Annual Guaranteed Withdrawal Amount on the day you make the Purchase Payment, subject to the following:

■

During the Birthday Year you lock-in the Annual Guaranteed Withdrawal Amount, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the Purchase Payment and the Participant’s next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual Guaranteed Withdrawal Amount during the Birthday Year you locked in guaranteed withdrawals will be reduced proportionally for the partial year remaining after the Purchase Payment is made. This adjustment will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

■	If the Purchase Payment is made after an Excess Withdrawal has occurred in a Birthday Year, then the increase will not apply until the next Birthday Year.

If you did not lock-in the Annual Guaranteed Withdrawal Amount under your Retirement Plan, but you do lock-in under this Contract, your Income Base and resultant Annual Guaranteed Withdrawal Amount thereafter may increase for Step-Ups (described below under “Increase Of Income Base And Annual Guaranteed Withdrawal Amount – Step-Up”). If you elect the optional Spousal Benefit, then the Annual Guaranteed Withdrawal Amount availability (minimum age of 55), and initial amount, will all be based on the age of the younger of you and your spouse.

SPECIAL RULES FOR INCOME BASE AND ANNUAL GUARANTEED WITHDRAWAL AMOUNT IF YOUR RETIREMENT PLAN GUARANTEED LIFETIME WITHDRAWAL BENEFIT IS EITHER ADMINISTERED BY ALLIANCEBERNSTEIN OR OFFERED THROUGH PRUDENTIAL RETIREMENT SECURITY ANNUITY V

If your Retirement Plan Prudential IncomeFlex Target Benefit is either administered by AllianceBernstein (“AB”) or offered through PRSA V, then the features of IncomeFlex you will receive under this Annuity are generally the same as those applicable to other Retirement Plans, with certain exceptions. The IncomeFlex Target Benefit under AB-administered Retirement Plans and PRSA V employ the “Income Base” described in this section upon rolling over to this Annuity as the starting point for determining the annual withdrawals you may take (i.e., the “Annual Guaranteed Withdrawal Amount”). The Income Base is not a cash amount that you can withdraw in a lump sum from this Annuity, but rather is one element in the formula we use to determine your Annual Guaranteed Withdrawal Amount. As is the case generally, after you (or both you and your spouse, for the Spousal Benefit) turn age 55, you can elect to “lock-in” your Annual Guaranteed Withdrawal Amount. On that “Lock-In Date”, we multiply your Income Base by a “Guaranteed Withdrawal Percentage” (which varies, based on age on the Lock-In Date). The result is your Annual Guaranteed Withdrawal Amount.

The Annual Guaranteed Withdrawal Amount is the amount we guarantee that you may withdraw from the Contract each Birthday Year (i.e., a one-year period beginning on the Participant’s Birthday and ending on the last Business Day preceding the Participant’s next Birthday) for life, regardless of the impact of market performance on your Contract Value. As explained in the section below entitled “Withdrawals Under The Prudential IncomeFlex Target Benefit”, cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Income Base will be reduced proportionately, thus reducing your Annual Guaranteed Withdrawal Amount in subsequent years (except with regard to certain required minimum distributions).

You may not lock in an Annual Guaranteed Withdrawal Amount that is less than $250. Thus, if your Annual Guaranteed Withdrawal Amount would be less than $250, you will have neither an Annual Guaranteed Withdrawal Amount to take nor will the Income Base have any cash value to you. If you cannot meet the $250 Annual Guaranteed Withdrawal Amount minimum, you will have paid fees for the IncomeFlex Target Benefit without being able to enjoy any withdrawal benefits.

The Guaranteed Withdrawal Percentages that apply to you when you roll over your AB or PRSA V IncomeFlex Target Benefit to this annuity are as follows:

Age at Lock-In	Single Life	Spousal Benefit (using age of younger spouse)
55-64	4.25%	3.75%
65-69	5.00%	4.50%
70+	5.75%	5.25%

The Guaranteed Withdrawal Percentages under this Annuity (set forth in the table immediately above) differ from those under the AB and PRSAV versions of IncomeFlex Target. When you roll over your IncomeFlex Target Benefit from either AB or PRSA V, we do not transfer the Guaranteed Withdrawal Percentages that had applied under AB or PRSA V to this Annuity. Instead, upon rolling over to this Annuity, you become subject to the Guaranteed Withdrawal Percentages under this Annuity. To maintain parity of benefit amount before and after the rollover, however, we may, at the time of the rollover, adjust the Income Base that you had attained under the AB or PRSA V version of IncomeFlex Target. We discuss below how we make that “conversion”.

If, in addition to participating in IncomeFlex Target through an AB-administered Retirement Plan or through PRSA V, you have another Retirement Plan IncomeFlex Target Benefit, the guaranteed values associated with the multiple benefits may be rolled over and combined into a single Prudential IncomeFlex Target Benefit under this Annuity. Please see the section below entitled “Multiple Retirement Plans – Transfer of Guaranteed Values” below in that regard.

For the Prudential IncomeFlex Target Benefit administered by AB and the PRSA V version of IncomeFlex, your Income Base and Annual Guaranteed Withdrawal Amount under this Annuity may be stepped up, in the manner described in the section below entitled “Increase Of Income Base And Annual Guaranteed Withdrawal Amount—Step-Up.” We follow the procedures detailed in that section, but for rollovers from AB or PRSA V we adjust the Contract Value for purposes of the Step-Up calculation. Specifically, we first multiply the Contract Value by the Conversion Ratio. We then compare that product to the current Income Base. If the product is larger, it becomes the new Income Base, and if it is smaller, the Income Base does not change. We revise the Annual Guaranteed Withdrawal Amount to reflect a higher Income Base by multiplying that Income Base by the Guaranteed Withdrawal Percentage under this Annuity on your Birthday. All future Step-Up calculations will be done in the same manner.

Example – Step Up Calculation Involving Conversion Ratio

For owners of this Annuity who converted from the PRSA V version of IncomeFlex Target, for example, the current Contract Value would first be multiplied by the Conversion Ratio. Thus, if a participant had a current Annual Guaranteed Withdrawal Amount of $4,000, a Contract Value on the participant’s Birthday of $100,000, and a Conversion Ratio of 110%, then the adjusted Contract Value would be $110,000 (i.e., $100,000 × 110%). Multiplying that adjusted Contract Value by a 5.00% Guaranteed Withdrawal Percentage under this Annuity results in an Annual Guaranteed Withdrawal Amount of $5,500, which is greater than $4,000 and therefore becomes the new Annual Guaranteed Withdrawal Amount.

AllianceBernstein Benefit: Conversion Ratio

If conversion from the AB version of the benefit occurs AFTER you have Locked-In your Annual Guaranteed Withdrawal Amount:

The IncomeFlex Target Benefit that is administered by AB has several Guaranteed Withdrawal Percentages. Although those percentages do not carry over when you convert to IncomeFlex under this Annuity, we do transfer your Annual Guaranteed Withdrawal Amount extant at the time of conversion, as detailed here. On the Lock-In Date under the AB version, we multiply the Guaranteed Withdrawal Percentage linked to your age (or the ages of you and your spouse for the Spousal Benefit) by the Income Base to determine your Retirement Plan Annual Guaranteed Withdrawal Amount. On the Business Day that you convert your AB benefit to IncomeFlex Target under this Annuity, we do the following, so that the Retirement Plan Annual Guaranteed Withdrawal Amount that you had attained under the AB version of the benefit remains the same under this Annuity at the time of conversion:

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First, we calculate a “Conversion Ratio”, by dividing the Guaranteed Withdrawal Percentage used to determine your Annual Guaranteed Withdrawal Amount for AB by the Guaranteed Withdrawal Percentage that would have been used under this Annuity, had you locked in under this Annuity on the same Lock-In Date on which you locked in under the Retirement Plan.

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Second, we determine the initial Income Base under this Annuity by multiplying the Income Base under the AB benefit as of the Business Day of the conversion by Conversion Ratio. For example, assume that an AB participant aged 65 had locked in with a $100,000 Income Base and 3.35% Guaranteed Withdrawal Percentage. The participant therefore had a Retirement Plan Annual Guaranteed Withdrawal Amount of $3,350 (i.e., $100,000 × 3.35%). The comparable Guaranteed Withdrawal Percentage for a participant who locks in at age 65 under this Annuity is 5.00%. The Conversion Ratio is 67% (i.e., 3.35% ÷ 5.00%). The Income Base is then reduced by $33,000 to $67,000 (i.e., $100,000 × 67% = $67,000).

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Third, we multiply the Income Base by the Guaranteed Withdrawal Percentage under this Annuity to determine the Annual Guaranteed Withdrawal Amount. Continuing our example, this results in the same Annual Guaranteed Withdrawal Amount of $3,350 (i.e., $67,000 × 5.00%).

After conversion, the Annual Guaranteed Withdrawal Amount is affected by the same events discussed in this section of the prospectus. Specifically:

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Step-Ups. Your Annual Guaranteed Withdrawal Amount may increase due to positive market performance in your Variable Investment Option. On each Birthday after conversion of your AB benefit to this Annuity, we will determine whether you are eligible for a Step-Up of the Income Base. We do this by first multiplying the Contract Value by the Conversion Ratio. We then compare that product to the current Income Base. If the product is larger, it becomes the new Income Base, and if it is smaller, the Income Base does not change. We revise the Annual Guaranteed Withdrawal Amount to reflect a higher Income Base by multiplying that Income Base by the Guaranteed Withdrawal Percentage under this Annuity on your Birthday. All future Step-Up calculations will be done in the same manner. For example, assume that the same participant described in the preceding paragraph (with a current Income Base of $67,000) has a Contract Value on his or her next Birthday of $107,000. That Contract Value is adjusted by the Conversion Ratio to yield an “adjusted Contract Value” of $71,690 (i.e., $107,000 × 67%). The “adjusted Contract Value” of $71,690 is greater than the Income Base of $67,000, meaning that $71,690 becomes the new Income Base and the Participant is eligible for a Step-Up. The new Annual Guaranteed Withdrawal Amount will be $3,584.50 (i.e., $71,690 × 5.00%). Otherwise, we implement Step-Ups according to the same rules as for other retirement plan conversions (e.g., the Income Base will increase by effect of the Step-Up Amount automatically, unless we increase the charge for the Prudential IncomeFlex Target Benefit).

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Excess Withdrawals. Cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Income Base will be reduced proportionately, thus reducing your Annual Guaranteed Withdrawal Amount in subsequent years (except with regard to certain required minimum distributions described under “Excess Withdrawals – Required Minimum Distributions”).

If conversion from the AB version of the benefit occurs BEFORE you have Locked-In your Annual Guaranteed Withdrawal Amount:

In this scenario, we do not carry over the Guaranteed Withdrawal Percentages from the AB version of the benefit. Instead, upon conversion, we determine a Conversion Ratio by dividing (a) the Guaranteed Withdrawal Percentage applicable to age 65 under the AB benefit by (b) the Guaranteed Withdrawal Percentage under the Annuity equal to 5% (which is the percentage applicable to a single purchaser, aged 65). We then multiply that Conversion Ratio by the Income Base as of the Business Day of the conversion to produce the initial Income Base under the Annuity. Thereafter, that Income Base increases or decreases, based on the events described in this section of the prospectus (e.g., step-ups). On the Lock-In Date, we apply the applicable Guaranteed Withdrawal Percentage under this Annuity to the current Income Base to determine the Annual Guaranteed Withdrawal Amount.

For example, based on the respective AB and Annuity Guaranteed Withdrawal Percentages, the Conversion Ratio would be 67% (i.e., 3.35% ÷ 5.00%). If the Income Base under the AB version of the benefit were $100,000, then the initial Income Base under the Annuity would be $67,000 (i.e., $100,000 × 67%).

For conversions from the guaranteed lifetime withdrawal benefit administered by AB, if you lock in your Annual Guaranteed Withdrawal Amount other than at age 65 under this Annuity, and/or you elect the Spousal Benefit under this Annuity, your Annual Guaranteed Withdrawal Amount under this Annuity will be smaller or larger than it would have been if you had made the same choices while you were invested in the AB version of the benefit. Under both this Annuity and the guaranteed lifetime withdrawal benefit administered by AB, we determine the Guaranteed Withdrawal Percentages with reference to a hypothetical lock-in at age 65 by a single person (age 65-69 for this Annuity). Specifically, there is generally a downward adjustment to the Guaranteed Withdrawal Percentages for lock-ins prior to age 65, and an upward adjustment for lock-ins after age 65. Similarly, Guaranteed Withdrawal Percentages are less for the spousal version of the benefit than for the single version. However, the amount of these downward and upward adjustments differs between the AB version and this Annuity. As such, your Annual Guaranteed Withdrawal Amount under this Annuity may be smaller or larger than it would have been if you had made the same choices while you were invested in the AB version of the benefit (and could be up to 10% different). Upon request, we can supply you with a personalized illustration of these different age-related adjustments.

PRSA V Version Of The Benefit: Conversion Ratio

If conversion from the PRSA V version of the benefit occurs AFTER you have Locked-In your Annual Guaranteed Withdrawal Amount:

The PRSA V version of IncomeFlex has several Guaranteed Withdrawal Percentages. Although those percentages do not carry over when you convert to IncomeFlex under this Annuity, we do transfer your initial Annual Guaranteed Withdrawal Amount extant at the time of conversion, as detailed here. On the Lock-In Date under PRSA V, we multiply the Guaranteed Withdrawal Percentage linked to your age (or the ages of you and your spouse for the Spousal Benefit) by the Income Base to determine your Annual Guaranteed Withdrawal Amount. On the Business Day that you convert your PRSA V IncomeFlex Target Benefit to the IncomeFlex Target Benefit under this Annuity, we do the following, so that the Annual Guaranteed Withdrawal Amount that you had attained under the PRSA V version of the benefit remains the same under this Annuity at the time of conversion:

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First, we calculate a “Conversion Ratio”, by dividing the Retirement Plan Guaranteed Withdrawal Percentage used to determine your Annual Guaranteed Withdrawal Amount for the PRSA V benefit by the Guaranteed Withdrawal Percentage that would have been used under this Annuity, had you locked in under this Annuity on the same Lock-In Date on which you locked in under the PRSA V benefit.

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Second, we determine the initial Income Base under this Annuity by multiplying the Income Base under the PRSA V benefit as of the Business Day of the conversion by Conversion Ratio. For example, assume that a PRSA V participant aged 65 had locked in with a $100,000 Income Base and 5.50% Guaranteed Withdrawal Percentage. The participant therefore had a Retirement Plan Annual Guaranteed Withdrawal Amount of $5,500 (i.e., $100,000 × 5.50%). The comparable Guaranteed Withdrawal Percentage for a participant who locks in at age 65 under this Annuity is 5.00%. The Conversion Ratio is 110% (i.e., 5.50% ÷ 5.00%).

■	The Income Base is then increased by $10,000 to $110,000 (i.e., $100,000 × 110% = $110,000), which results in the same Annual Guaranteed Withdrawal Amount of $5,500 (i.e., $110,000 × 5.00%).

After conversion, the Annual Guaranteed Withdrawal Amount is affected by the same events discussed elsewhere in this section of the prospectus. Specifically:

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Step-Ups. Your Annual Guaranteed Withdrawal Amount may increase due to positive market performance in your Variable Investment Option. On each Birthday after conversion of your PRSA V benefit to this Annuity, we will determine whether you are eligible for a Step-Up of the Income Base. We do this by first multiplying the Contract Value by the Conversion Ratio. We then compare that product to the current Income Base. If the product is larger, it becomes the new Income Base, and if it is smaller, the Income Base does not change. We revise the Annual Guaranteed Withdrawal Amount to reflect a higher Income Base by multiplying that Income Base by the Guaranteed Withdrawal Percentage under this Annuity on your Birthday. All future Step-Up calculations will be done in the same manner. For example, assume that the same participant described in the preceding paragraph (with a current Income Base of $110,000) has a Contract Value on his or her next Birthday of $107,000. That Contract Value is adjusted by the Conversion Ratio to yield an “adjusted Contract Value” of $117,700 (i.e., $107,000 × 110%). The “adjusted Contract Value” of $117,700 is greater than the Income Base of $110,000, meaning that $117,700 becomes the new Income Base and the participant is eligible for a Step-Up. The new Annual Guaranteed Withdrawal Amount will be $5,885 (i.e., $117,700 × 5.00%). Otherwise, we implement Step-Ups according to the same rules that apply to benefits other than PRSA V (e.g., the Income Base will increase by effect of the Step-Up Amount automatically, unless we increase the charge for the Prudential IncomeFlex Target Benefit).

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Excess Withdrawals. Cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Income Base will be reduced proportionately, thus reducing your Annual Guaranteed Withdrawal Amount in subsequent years (except with regard to certain required minimum distributions described under “Excess Withdrawals – Required Minimum Distributions”).

If conversion from the PRSA V version of the benefit occurs BEFORE you have Locked-In your Annual Guaranteed Withdrawal Amount:

In this scenario, we do not carry over the Guaranteed Withdrawal Percentages from the PRSA V version of the benefit. Instead, upon conversion, we determine a Conversion Ratio by dividing (a) the Retirement Plan Guaranteed Withdrawal Percentage applicable to age 65 under the PRSA V version by (b) the Guaranteed Withdrawal Percentage under the Annuity of 5% (which is the percentage applicable to a single purchaser, aged 65). We then multiply that Conversion Ratio by the Income Base as of the Business Day of the conversion to produce the initial Income Base under the Annuity. Thereafter, that Income Base increases or decreases, based on the events described in this section of the prospectus (e.g., step-ups). On the Lock-In Date, we apply the applicable Guaranteed Withdrawal Percentage under the Annuity to the current Income Base to determine the Annual Guaranteed Withdrawal Amount.

For example, based on the PRSA V percentages and the Guaranteed Withdrawal Percentages under this Annuity, the Conversion Ratio would be 110% (i.e., 5.50% ÷ 5.00%). If the Income Base under the PRSA V version of the benefit were $100,000, then the initial Income Base under the Annuity would be $110,000 (i.e., $100,000 × 110%).

For conversions from the PRSA V version of IncomeFlex Target, if you lock in your Annual Guaranteed Withdrawal Amount before age 65 or after age 69 under this Annuity, and/or you elect the Spousal Benefit under this Annuity, your Annual Guaranteed Withdrawal Amount under this Annuity will be smaller or larger than it would have been if you had made the same choices while you were invested in the PRSA V version of the benefit. Under both this Annuity and the PRSA V version of IncomeFlex Target, we determine the Guaranteed Withdrawal Percentages with reference to a hypothetical lock-in by a single person aged between 65-69. Specifically, there is a downward adjustment to the Guaranteed Withdrawal Percentages for lock-ins prior to age 65, and an upward adjustment for lock-ins after age 69. Similarly, Guaranteed Withdrawal Percentages are less for the spousal version of the benefit than for the single version. However, the amount of these downward and upward adjustments differs between the PRSA V version and this Annuity. As such, your Annual Guaranteed Withdrawal Amount under this Annuity may be smaller or larger than it would have been if you had made the same choices while you were invested in the PRSA V version of the benefit (and could be up to about 1% different). Upon request, we can supply you with a personalized illustration of these different age-related adjustments.

SPOUSAL BENEFIT

The Spousal Benefit is an optional benefit you may elect under this Annuity. With the optional Spousal Benefit, the Annual Guaranteed Withdrawal Amount continues to be available until the later death of you and your spouse. If you are the Participant, you make an irrevocable choice whether or not to elect the Spousal Benefit at the Lock-In Date. The Spousal Benefit extends only to the person you are legally married to on the Lock-In Date. Before you can make this election, you must provide us with due proof of marriage and your spouse’s date of birth in a form acceptable to us. You may not add or remove the Spousal Benefit after the Lock-In Date. There are special considerations if you and your spouse or civil union partner are the same gender. See “Same-Gender Spouse Or Civil Union Partner Considerations” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” Both you and your spouse must attain age 55 to lock in your guaranteed withdrawals with the Spousal Benefit. The age of the younger spouse is used to determine the amount of the Annual Guaranteed Withdrawal Amount. Therefore, the Annual Guaranteed Withdrawal Amount will be the product of the applicable Guaranteed Withdrawal Percentage (indicated in the chart above) and the Income Base.

While there is no additional daily charge for this benefit, if you are the Participant and elect the Spousal Benefit you will have a lesser Annual Guaranteed Withdrawal Amount, based on the lesser Guaranteed Withdrawal Percentages, than if you had not elected it. The Spousal Benefit requires the same person to be both your spouse and sole Beneficiary of both this Contract and the IRA and/or Roth IRA it funds when you elect the benefit and when you die. Once elected, the Spousal Benefit may not be “transferred” to a new spouse due to divorce, your spouse’s death or any other reason. The Spousal Benefit is irrevocable. Once elected, the lesser Annual Guaranteed Withdrawal Amount based on the lesser Guaranteed Withdrawal Percentages will continue to apply until your Contract ends.

If you elected the Retirement Plan Spousal Benefit, then you will automatically have the Spousal Benefit under this Contract. If you purchase this Contract on or after your Retirement Plan Lock-In Date, then you may not add or remove the Spousal Benefit upon or after purchasing this Contract.

After your death, the Spousal Benefit will continue to be paid until the death of your surviving spouse.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 56

Participant age:	58
Spouse age:	56
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)
Annual Guaranteed Withdrawal Amount:	$3,750	(3.75% of Income Base)

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 65

Participant age:	66
Spouse age:	65
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)
Annual Guaranteed Withdrawal Amount:	$4,500	(4.50% of Income Base)

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 65

Participant age:	71
Spouse age:	65
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)
Annual Guaranteed Withdrawal Amount:	$4,500	(4.50% of Income Base)

SAME-GENDER SPOUSE OR CIVIL UNION PARTNER CONSIDERATIONS

The Spousal Benefit may be available for a same-gender spouse or civil union partner recognized under applicable state law. In U.S. v Windsor, the Supreme Court held a portion of the Defense of Marriage Act unconstitutional. As a result, same sex couples who are married under applicable state and District of Columbia law will now be treated as spouses under federal law. Provisions of your retirement plan, however, may limit or prevent a same-gender spouse or partner from receiving all or a portion of the Spousal Benefit. For more information, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?” You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

MULTIPLE RETIREMENT PLANS – TRANSFER OF GUARANTEED VALUES

If you participate in more than one Retirement Plan and have more than one Retirement Plan IncomeFlex Target Benefit, the guaranteed values associated with the multiple benefits may be rolled over and combined into a single Prudential IncomeFlex Target Benefit under this Annuity, as described below. If the Prudential IncomeFlex Target Benefits under your Retirement Plans are funded by the same Contribution Source and have the same Statuses and elections, the guaranteed values under your Retirement Plans will be transferred and combined into a single contract under an IRA or Roth IRA, as applicable, as described in Example 1 below. For purposes of determining the transfer of guaranteed values from multiple Retirement Plans to the Annuity or between the IRA and Roth IRA, your Status is based upon the Guaranteed Withdrawal Percentage applicable to each Retirement Plan or Contract. If you locked-in your Annual Guaranteed Withdrawal Amount in your Retirement Plan and elected the Retirement Plan Spousal Benefit, the spousal benefit under each Retirement Plan Spousal Benefit must cover the same spouse in order for the guaranteed values to transfer and combine under this Annuity.

If the Statuses and elections are not the same between two or more Retirement Plans but are funded by the same Contribution Source, you may roll over the guaranteed values associated with one Retirement Plan Prudential IncomeFlex Target Benefit. The Contract Value of the assets remaining in the other Retirement Plan(s) may remain in the Retirement Plan with the associated guaranteed values applicable to that plan, or may be transferred as an additional Purchase Payment under this Annuity. The guaranteed values associated with the funds rolled over as an additional Purchase Payment from the other Retirement Plan(s) will be cancelled.

You may roll over funds and establish only one IRA and one Roth IRA under this Annuity. If you have more than two Retirement Plan Prudential IncomeFlex Target Benefits consisting of assets from different Contribution Sources (Non-Roth and Roth Contributions), you will establish both an IRA and Roth IRA under this Annuity and may combine under the IRA and Roth IRA the guaranteed values associated with similar Contribution Sources if Retirement Plan Prudential IncomeFlex Target Benefits have the same Statuses and elections, as described in Example 1 below.

The examples below describe how guaranteed values associated with multiple Retirement Plan IncomeFlex Target Benefits may be transferred to this Annuity.

The Guaranteed Withdrawal Percentages used in the examples below are based upon your age or the age of the younger of you and your spouse, if you elect the Spousal Benefit as described in the chart below. Multiple benefits may be combined and transferred to this Annuity but may only be used to establish one IRA and one Roth IRA funded by this Annuity. For the guaranteed lifetime withdrawal benefit administered by AB and the PRSA V version of IncomeFlex, see the discussion above concerning those Retirement Plan versions of IncomeFlex Target, and in particular the discussion of the application of the Conversion Ratio.

Age at Lock-In	Single Life	Spousal Benefit (using age of younger spouse)
55-64	4.25%	3.75%
65-69	5.00%	4.50%
70+	5.75%	5.25%

Example 1 – Transferring Multiple Retirement Plan Benefits

Rolling Over and Combining Retirement Plan IncomeFlex Target Benefits into one Contract

Participant Status & Elections	Retirement Plan I	Retirement Plan II	Values Under this Annuity
Lock-In Date Elected	Yes (age 65)	Yes (age 69)	Yes
Spousal Benefit Elected	Yes	Yes	Yes
Guaranteed Withdrawal %	4.50%	4.50%	4.50%
Contribution Source	Roth	Roth	Roth IRA
Contract Value	$25,000	$75,000	$100,000
Income Base	$30,000	$100,000	$130,000
Annual Guaranteed Withdrawal Amount	$1,350	$4,500	$5,850

This example presumes that the Participant locked-in with the Spousal Benefit in both Retirement Plans and elected the same person as the spousal Beneficiary. In such instance you could elect to roll over your Retirement Plan Benefit or leave the assets and the associated guaranteed values in your Retirement Plan.

Example 2 – Transferring Multiple Retirement Plan Benefits

Rolling Over and Combining Separate Retirement Plan IncomeFlex Target Benefits under Separate Contracts

Participant Status & Elections	Retirement Plan I	Retirement Plan II	Retirement Plan III	Values Under this Annuity (from Ret. Plan I)	Values Under this Annuity (from Retirement Plan II & III)
Lock-In Date Elected	No	Yes (age 65)	Yes (age 69)	No	Yes
Spousal Benefit Elected		Yes	Yes		Yes
Guaranteed Withdrawal %		4.50%	4.50%		4.50%
Contribution Source	Non-Roth	Roth	Roth	IRA	Roth IRA
Contract Value	$25,000	$75,000	$30,000	$25,000	$105,000
Highest Birthday Value	$30,000			$30,000
Income Base	$30,000	$50,000	$50,000	$30,000	$100,000
Annual Guaranteed Withdrawal Amount		$2,250	$2,250		$4,500

You may only establish one IRA and one Roth IRA under this Annuity. Because the multiple benefits have different Statuses, elections and Contribution Sources, the associated guaranteed values will be rolled over separately under an IRA and Roth IRA, respectively. (Multiple benefits could be combined under each Contract if the Statuses and elections within that Contribution Source were the same.) This example presumes that the Participant 1) locked-in with the Spousal Benefit in both Retirement Plan II and III and identified the same person as the spousal Beneficiary under both; 2) elected to roll over and combine Retirement Plan Prudential IncomeFlex Target Benefits II and III; and 3) elected to roll over Prudential IncomeFlex Target Benefit I into an IRA. In such instance you could elect to roll over Plan I to a traditional IRA and Plan II and Plan III would be combined into a Roth IRA, or you can leave the assets and the associated guaranteed values in your Retirement Plans I, II and III.

ESTABLISHING A ROTH IRA; CONVERSIONS AND RECHARACTERIZATIONS

This Contract is designed to accept transfer of Retirement Plan Prudential IncomeFlex Target Benefit guaranteed values in connection with a direct rollover of assets invested in the Retirement Plan Active Eligible Investments to an IRA and/or Roth IRA. You may only roll over assets invested in the Retirement Plan Active Eligible Investments funded by Non-Roth Contributions and establish an IRA under this Annuity. You may only roll over assets funded with Roth Contributions under your Retirement Plan into a Roth IRA under this Annuity. If you transfer assets from your Retirement Plan to both an IRA and Roth IRA, the Retirement Plan guaranteed values will be divided and proportionally reduced between the IRA and Roth IRA under this Annuity.

You may transfer funds from an IRA to a Roth IRA under this Annuity via a Conversion. You may also transfer funds back to an IRA or Roth IRA via Recharacterization. Conversions and Recharacterizations are defined by and permitted under the Code. The transfer of guaranteed values under this Annuity due to Conversions and Recharacterizations is subject to restrictions. If you transfer 100% of the Contract Value under your IRA or Roth IRA via a Conversion or Recharacterization and the Statuses and elections of the receiving individual retirement account are the same, 100% of the guaranteed values would transfer to the receiving IRA or Roth IRA, as applicable. The Contract Value under the transferring contract is reduced to zero and all guarantees are cancelled. If you elected the Spousal Benefit, both the transferring and receiving individual retirement accounts must cover the same spouse in order for the guaranteed values to transfer.

If you elect to transfer less than 100% of the Contract Value under your IRA or Roth IRA via a Conversion or Recharacterization, or the Status and elections of the receiving individual retirement account are not the same, the transferring amount, including all applicable taxes, will be treated as a withdrawal and will reduce your Contract Value by the transferring amount. The guaranteed values associated with the amount of Contract Value transferred will be cancelled under the transferring contract and your guarantees in that contract will be reduced proportionally; no guarantees will be transferred to the receiving contract. The transferred amount is treated as an additional Purchase Payment into the receiving individual retirement account and will increase your Contract Value under that individual retirement account.

For the guaranteed lifetime withdrawal benefit administered by AB and the PRSA V version of IncomeFlex, see the discussion above concerning those Retirement Plan versions of IncomeFlex Target, and in particular the discussion of the application of the Conversion Ratio.

Example 1 – Transferring 100% – Same Statuses and Elections

	Pre-Transfer		Post Transfer
Participant Status & Elections	IRA Under this Annuity	Roth IRA Under this Annuity	IRA Under this Annuity	Roth IRA Under this Annuity
Lock-In Date Elected	Yes	Yes	N/A	Yes
Spousal Benefit Elected	No	No	N/A	No
Guaranteed Withdrawal %	5%	5%	N/A	5%
Contribution Source	IRA	Roth	IRA	Roth
Contract Value	$100,000	$25,000	$0	$125,000
Annual Guaranteed Withdrawal Amount	$6,250	$3,000	$0	$9,250
Income Base	$125,000	$60,000	N/A	$185,000

This example assumes the Contract Owner has both an IRA and Roth IRA and elected to transfer 100% of the IRA ($100,000) to the existing Roth IRA. The guaranteed values were combined because the transfer amount was 100% of the IRA and the Statuses and elections of both contracts are the same.

Example 2 – Transferring Less than 100% – Same Status and Elections

	Pre-Transfer		Post Transfer
Participant Status & Elections	IRA Under this Annuity	Roth IRA Under this Annuity	IRA Under this Annuity	Roth IRA Under this Annuity
Lock-In Date Elected	Yes	Yes	Yes	Yes
Spousal Benefit Elected	No	No	No	No
Guaranteed Withdrawal %	5%	5%	5%	5%
Contribution Source	IRA	Roth	IRA	Roth
Contract Value	$100,000	$25,000	$50,000	$75,000
Annual Guaranteed Withdrawal Amount	$6,250	$3,000	$3,125	$5,500
Income Base	$125,000	$60,000	$62,500	$110,000

This example assumes the Contract Owner has both an IRA and Roth IRA and elected to transfer 50% of the IRA ($50,000) to the existing Roth IRA. Although the Statuses and elections of both contracts are the same, the guaranteed values cannot be combined because the transfer amount was less than 100% of the IRA.

Example 3 – Transferring 100% – Different Elections and Status

	Pre-Transfer		Post Transfer
Participant Status & Elections	IRA Under this Annuity	Roth IRA Under this Annuity	IRA Under this Annuity	Roth IRA Under this Annuity
Lock-In Date Elected	Yes	Yes	N/A	Yes
Spousal Benefit Elected	Yes	No	N/A	No
Guaranteed Withdrawal %	4.5%	5%	N/A	5%
Contribution Source	IRA	Roth	N/A	Roth
Contract Value	$100,000	$25,000	$0	$125,000
Annual Guaranteed Withdrawal Amount	$6,750	$2,500	$0	$7,500
Income Base	$150,000	$50,000	$0	$150,000

This example assumes the Contract Owner has both an IRA and Roth IRA and elected to transfer 100% of the IRA ($100,000) to the existing Roth IRA. Although 100% of the IRA was transferred, the guaranteed values cannot be combined because the Statuses and elections of both contracts are not the same.

WITHDRAWALS UNDER THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw from the Contract an amount equal to the Annual Guaranteed Withdrawal Amount each Birthday Year for your lifetime.

The Prudential IncomeFlex Target Benefit does not affect your ability to make withdrawals under your Contract or limit your ability to request withdrawals that exceed the Annual Guaranteed Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Guaranteed Withdrawal Amount in any Birthday Year.

If, cumulatively, you withdraw an amount less than the Annual Guaranteed Withdrawal Amount in any Birthday Year, the unused portion will expire and will not carry-over to subsequent Birthday Years. If your cumulative withdrawals in a Birthday Year are less than or equal to the Annual Guaranteed Withdrawal Amount, then the withdrawals will not reduce your Annual Guaranteed Withdrawal Amount in subsequent Birthday Years.

Cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Income Base will be reduced proportionately, thus reducing your Annual Guaranteed Withdrawal Amount in subsequent years (except with regard to certain required minimum distributions described below under “Excess Withdrawals – Required Minimum Distributions”). This means your Income Base and thus your Annual Guaranteed Withdrawal Amount will be reduced by a percentage determined by the ratio of: (a) the amount of the Excess Withdrawal, to (b) the Contract Value immediately prior to such withdrawal (see examples of this calculation below). We will determine whether you have made an Excess Withdrawal at the time of each withdrawal. Therefore, a subsequent increase in the Annual Guaranteed Withdrawal Amount will not offset the effect of an earlier Excess Withdrawal. Excess Withdrawals may adversely impact the benefits provided under this Contract and may result in a termination of benefits.

Examples – Impact of Withdrawals on Annual Guaranteed Withdrawal Amount

The examples below assume the following (the values set forth are purely hypothetical and do not reflect charges):

Income Base:	$200,000
Guaranteed Withdrawal Percentage:	5.00%
Annual Guaranteed Withdrawal Amount:	$ 10,000
Birthday Year:	May 12, 2011 through May 11, 2012
Contract Value prior to withdrawal on June 15, 2011 (date of first withdrawal)	$160,000
Contract Value prior to withdrawal on July 15, 2011 (date of second withdrawal)	$150,000

Example 1. Not an Excess Withdrawal (Amounts less than or equal to Annual Guaranteed Withdrawal Amount)

If $9,000 is withdrawn on June 15, 2011, then the following values would result:

■	Contract Value immediately prior to withdrawal = $160,000
■	Contract Value after withdrawal = $160,000 – $9,000 = $151,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000
■	Annual Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

If an additional $1,000 is withdrawn on July 15, 2011, then the following values would result:

■	Contract Value immediately prior to withdrawal (reflecting a $1,000 market decrease from June 15, 2011) = $150,000
■	Contract Value after withdrawal = $150,000 – $1,000 = $149,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

Example 2. An Excess Withdrawal (Amount exceeds Annual Guaranteed Withdrawal Amount)

If $9,000 is withdrawn on June 15, 2011, then the following values would result:

■	Contract Value = $160,000 – $9,000 = $151,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

If an additional $11,000 is withdrawn on July 15, 2011, then the following values would result:

■	Contract Value immediately prior to withdrawal (reflecting a $1,000 market decrease from June 15, 2011) = $150,000
■	Amount of Excess Withdrawal (withdrawal amount in excess of remaining Annual Guaranteed Withdrawal Amount) = $11,000 – $1,000 = $10,000
■	Contract Value after guaranteed portion of withdrawal = $150,000 – $1,000 = $149,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
■	Amount of reduction to Income Base = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Income Base = ($10,000 ÷ $149,000) × $200,000 = $13,422.82
■	Income Base = $200,000 – $13,422.82 = $186,577.18
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = 5% x new Income Base = 5% x $186,577.18 = $9,328.86
■	Contract Value immediately after the Excess Withdrawal = $149,000 – $10,000 = $139,000

EXCESS WITHDRAWALS – REQUIRED MINIMUM DISTRIBUTIONS

You may be required to withdraw more than your Annual Guaranteed Withdrawal Amount to satisfy required minimum distribution requirements under the Code (“RMD Requirements”). These withdrawals will not be treated as Excess Withdrawals, subject to the requirements that follow. As of the last Business Day in each calendar year (each a “RMD Calculation Date”), we will determine the amount you would need to take as a withdrawal to comply with the RMD Requirements during the next calendar year (each a “RMD Payment Year”). This determination is based solely on the sum of the Contract Value and the net actuarial value of our guarantees under the Prudential IncomeFlex Target Benefit on the RMD Calculation Date. Roth IRA Contract Owners are not subject to the required minimum distributions of the Code.

If the amount determined on the RMD Calculation Date is for an eligible spouse, the amount will be based on the assumption that the eligible spouse is a “spouse” for purposes of federal law. If the eligible spouse is a same-gender spouse, civil union partner or has a similar status that is not recognized as a “spouse” under federal law, then the RMD Value we determine below may not be sufficient to avoid Excess Withdrawals when such eligible spouse takes required minimum distributions from the plan or account. In this case, the Annual Guaranteed Withdrawal Amount will be reduced or terminated. In U.S. v Windsor, the Supreme Court held a portion of the Defense of Marriage Act unconstitutional. As a result, same sex couples who are married under applicable state and District of Columbia law will now be treated as spouses under federal law. Provisions of your retirement plan, however, may limit or prevent a same-gender spouse or partner from receiving all or a portion of the Spousal Benefit. For more information, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?” You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

If the required minimum distribution (RMD) amount determined using these assumptions exceeds the Annual Guaranteed Withdrawal Amount on the RMD Calculation Date, then the difference between such RMD amount and the Annual Guaranteed Withdrawal Amount shall be the “RMD Value.” Withdrawals taken in the RMD Payment Year that would otherwise be Excess Withdrawals, shall be treated as Excess Withdrawals only to the extent they exceed the RMD Value. Any RMD Value remaining at the end of each RMD Payment Year shall expire and not increase the RMD Value in any subsequent RMD Payment Year.

Example – Treatment of Withdrawals Related to Required Minimum Distributions

Income Base	$200,000
Guaranteed Withdrawal Percentage	5.00%
Birthday Year	May 12, 2011 through May 11, 2012
Contract Value on April 13, 2011	$160,000
Contract Value on May 13, 2011	$146,000
Annual Guaranteed Withdrawal Amount	$10,000
Required Minimum Distribution Amount	$14,000	(for calendar year 2011)
RMD Value	$4,000	(for calendar year 2011)

Example 1. Not an Excess Withdrawal (Withdrawal of the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $14,000 is withdrawn on April 13, 2011, then the following values would result:

■	$10,000 applied against the Remaining Guaranteed Withdrawal Amount (assumes that no Guaranteed Withdrawals have been yet taken for the current Birthday Year)

■	$4,000 applied against the RMD Value
■	Contract Value = $160,000 – $14,000 = $146,000
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

If an additional $10,000 is withdrawn on May 13, 2011, then the following values would result:

■	Remaining Annual Guaranteed Withdrawal Amount for the current year = $10,000 – $10,000 = $0
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Contract Value = $146,000 – $10,000 = $136,000

Example 2. An Excess Withdrawal (Withdrawal of an Amount Greater than the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $20,000 is withdrawn on April 13, 2011, then the following values would result:

■	$10,000 applied against the Remaining Guaranteed Withdrawal Amount (assumes that no Guaranteed Withdrawals have been yet taken for the current Birthday Year)
■	$4,000 applied against the RMD Value
■	$6,000 counts as an Excess Withdrawal
■	Reduction to Income Base = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Income Base = ($6,000 ÷ $146,000) × $200,000 = $8,219.18
■	Income Base = $200,000 – $8,219.18 = $191,780.82
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = 5% × new Income Base = 5% × $191,780.82 = $9,589.04
■	Contract Value = $160,000 – $20,000 = $140,000

INCREASE OF INCOME BASE AND ANNUAL GUARANTEED WITHDRAWAL AMOUNT – STEP-UP

Your Annual Guaranteed Withdrawal Amount may increase due to positive market performance in your Variable Investment Option. On each Birthday after Lock-In under this Annuity or following purchase of this Contract if you purchased this Contract after your Retirement Plan Lock-In Date, any Step-Up Amount, which represents any excess of the Contract Value over the Income Base, may increase the Income Base. If the Income Base is increased by the Step-Up Amount, then your Annual Guaranteed Withdrawal Amount immediately will increase by the amount equal to the product of (a) the Guaranteed Withdrawal Percentage, and (b) the amount of the increase in the Income Base. You may withdraw the additional amount in the Birthday Year during which the increase occurs, but you are not required to do so. The Income Base will increase by effect of the Step-Up Amount automatically, unless we increase the charge for the Prudential IncomeFlex Target Benefit.

If we increase the charge and you become eligible for a Step-Up, then you must choose whether or not to accept the increased charge. If you accept it, then the Income Base will increase by the amount of the Step-Up Amount and the higher charge will apply to the entire Contract Value, unless you affirmatively elect otherwise pursuant to the next paragraph.

We will provide you with 90 days notice that you are eligible for an increase in your Income Base and that by accepting the increase you will become subject to an increased Prudential IncomeFlex Target Benefit charge on the entire Contract Value. Unless you notify us in writing by the end of the 90 day period that you reject the increase of your Income Base resulting from the Step-Up Amount, we will consider you to have accepted the Step-Up Amount and the resultant increased charge. Any such increase in the Prudential IncomeFlex Target Benefit charge would be subject to the maximum charge limit set forth in the “Summary of Contract Expenses.” If you reject an increase in your Income Base, your rejection will be effective for that year only. Your rejection of the Step-Up Amount does not affect your eligibility for subsequent Step-Up Amounts.

Example – Step Up Calculation

Birthday	May 12
Annual Guaranteed Withdrawal Amount	$4,000
Contract Value as of May 11, 2011	$100,000
Guaranteed Withdrawal Percentage	5%
■	Step-Up Value = $100,000 × 5% = $5,000
■	Step-Up Value > Annual Guaranteed Withdrawal Amount ($5,000 > $4,000)
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $5,000

OTHER IMPORTANT CONSIDERATIONS

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If your Contract Value equals zero and your Annual Guaranteed Withdrawal Amount is greater than zero, we will pay you the Annual Guaranteed Withdrawal Amount in quarterly installments, unless you request another payment frequency.

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Withdrawals made while the Prudential IncomeFlex Target Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under a retirement account. The Prudential IncomeFlex Target Benefit does not directly affect the Contract Value or surrender value, but any withdrawal will decrease the Contract Value by the amount of the withdrawal. If you surrender your Contract, you will receive the current Contract Value, not the Income Base or Annual Guaranteed Withdrawal Amount.

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The Prudential IncomeFlex Target Benefit is a standard feature of the Contract that guarantees your ability to withdraw amounts equal to a percentage of a notional Income Base. IncomeFlex may not be appropriate for you if you are interested in maximizing the potential for long-term accumulation and tax deferral, rather than taking current withdrawals and ensuring a stream of income for life.

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We impose a charge for IncomeFlex, which you will begin paying as soon as you buy the Contract, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals.

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You should consider carefully when to begin taking your Annual Guaranteed Withdrawal Amount withdrawals under IncomeFlex. If you begin taking withdrawals as soon as the benefit allows, you may maximize the time during which you may take withdrawals due to longer life expectancy (although in general, the younger you are, the lower the Guaranteed Withdrawal Percentage that is applied to the Income Base).

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Note that withdrawals are taken from your own Contract Value – we are only required to start using our own money to pay you the Annual Guaranteed Withdrawal Amount when and if your Contract Value is reduced to zero (so long as Excess Withdrawals have not reduced your Annual Guaranteed Withdrawal Amount to zero).

TERMINATION OF THE INCOMEFLEX TARGET BENEFIT AND WAITING PERIOD

If you terminate the Prudential IncomeFlex Target Benefit, any guarantee provided by the benefit will end as of the date the termination is effective.

The Prudential IncomeFlex Target Benefit terminates:

■	upon an Excess Withdrawal that causes the Contract Value to be zero;
■	upon the transfer of 100% of the Contract Value from an IRA and/or Roth IRA (the guarantees will be transferred to the receiving Contract);
■	upon your surrender of the Contract;
■	upon your death (or the death of you and your spouse, if the Spousal Benefit was elected);
■	upon a change in ownership of the Contract that changes the tax identification number of the Contract Owner other than in connection with a Spousal Benefit, or
■	upon your election to begin receiving Annuity Payments.

We cease imposing the charge for the Prudential IncomeFlex Target Benefit upon the effective date of the benefit termination for the events described above.

While you may terminate the IncomeFlex Target Benefit at any time, we may not terminate the benefit other than in the circumstances listed above. However, to the extent permitted by applicable law, we may increase related charges for Step-Up transactions at any time in the future.

Currently, if you terminate the Prudential IncomeFlex Target Benefit, you will only be permitted to re-elect the benefit in another of our contracts after 90 calendar days from the date the benefit was last terminated.

ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS

You have purchased the Contract as an investment vehicle to be held by a custodial IRA or Roth IRA. Generally, required minimum distribution rules under the Code require that you begin receiving periodic amounts from your IRA beginning after age 70 1/2. Required Minimum Distributions are not required for Roth IRAs during the owner’s lifetime. The amount required under the Code may exceed the Annual Guaranteed Withdrawal Amount. See “Excess Withdrawals – Required Minimum Distributions,” earlier in this section.

6: HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?

PURCHASE PAYMENTS

The initial Purchase Payment is the amount of money you give us to purchase the Contract. Unless we agree otherwise and subject to our rules, the minimum initial Purchase Payment is $20,000. If you elect a direct rollover of your Retirement Plan Prudential IncomeFlex Target Benefit into both an IRA and a Roth IRA, the minimum Purchase Payment of $20,000 must be met for each. You must get our prior approval for any initial Purchase Payment of $1 million or more, unless we are prohibited under applicable state law from insisting on such prior approval. Only someone who was a Contract Owner of this Annuity as of October 24, 2013 may make additional Purchase Payments. If allowed under applicable law, we reserve the right in the future to cease permitting additional Purchase Payments by someone who was a Contract Owner of this Annuity as of October 24, 2013.

Currently, you must get our prior approval to make maximum aggregate Purchase Payments in excess of $2 million unless we are prohibited under applicable state law from insisting on such prior approval. We limit the maximum total Purchase Payments in any Contract year other than the first to $1 million absent our prior approval. Depending on applicable state law, other limits may apply. This Contract is issued as a nonqualified annuity. In order for it to be used to fund an IRA or Roth IRA, the Contract must be issued to a custodial account established as an IRA or Roth IRA.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract, we will allocate your Purchase Payment to the Variable Investment Option.

If you are purchasing this Contract through an Individual Retirement Account, we will allocate your initial Purchase Payment to the Separate Account within two (2) Business Days after we receive the Purchase Payment in Good Order at the Prudential Retirement Service Center. If it is not received in Good Order, we may either return the Purchase Payment immediately, or retain it, generally for no more than two (2) Business Days, but not to exceed (5) Business Days, while we try to reach you to obtain the necessary information. If we are unable to do so successfully, we will return the Purchase Payment to you within (5) Business Days. Once we obtain the required information, we will invest the Purchase Payment and issue the Contract within two (2) Business Days. With respect to your initial Purchase Payment that is pending investment in the Separate Account, we may hold the amount temporarily in a suspense account, and may earn interest on such amount. You will not be credited with interest during that period.

At our discretion, we may give initial Purchase Payments (as well as transfers) received in Good Order by certain broker/dealers prior to the close of a Business Day the same treatment as they would have received had they been received at the same time at the Prudential Retirement Service Center. Any such arrangements would be governed by the terms and conditions of a written agreement between us and the broker/dealer.

CALCULATING CONTRACT VALUE

The value of your Contract will go up or down depending on the investment performance of the Variable Investment Option. To determine the value of your Contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

Every day we determine the value of an accumulation unit for the Variable Investment Option. We do this by:

1)	Adding up the total amount of money allocated to a specific investment option;
2)	Subtracting from that amount, insurance charges and any other applicable charges such as for taxes; and
3)	Dividing this amount by the number of outstanding accumulation units.

When you make a Purchase Payment to a Variable Investment Option, we credit your Contract with accumulation units of the sub-account for the investment options you choose. The number of accumulation units credited to your Contract is determined by dividing the amount of the Purchase Payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for the investment option after the New York Stock Exchange closes each day and then credit your Contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

We cannot guarantee that your Contract Value will increase or that it will not fall below the amount of your total Purchase Payments.

7: WHAT ARE THE EXPENSES ASSOCIATED WITH THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?

There are charges and other expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below.

The charges under the Contract are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contract. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contract. If, as we expect, the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract.

INSURANCE AND ADMINISTRATIVE CHARGES

Each day we make a deduction for the insurance and administrative charges. These charges cover our expenses for mortality and expense risk, administration, marketing and distribution. The mortality risk portion of the charge is for assuming the risk that the Annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of Annuity Payments. The expense risk portion of the charge is for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the Contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the Contract. This includes preparing and issuing the Contract; establishing and maintaining Contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs.

The insurance and administrative charge equals, on an annual basis, the following percentages of the daily Contract Value:

	Current	Maximum
Insurance and Administrative Charge	0.65%	1.75%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above, but we have no current intention to do so. We will give you written notice before increasing this charge.

PRUDENTIAL INCOMEFLEX TARGET BENEFIT CHARGES

In addition to the current insurance and administrative charge, each day we make a deduction for the charges associated with the Prudential IncomeFlex Target Benefit.

The IncomeFlex Target Benefit charge equals, on an annual basis, the following percentages of the daily Contract Value:

	Current	Maximum
IncomeFlex Target Benefit	1.00%	1.50%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above, but we have no current intention to do so. We will give you written notice before increasing this charge.

Any increase in these IncomeFlex Target Benefit charges would apply only to Step-Up transactions after the effective date of the increase. Please see “Increase Of Income Base and Annual Guaranteed Withdrawal Amount – Step-Up” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

If the charges under the Contract are not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from these charges. Any profits made from these charges may be used by us to pay for the costs of distributing the Contract.

ANNUAL CONTRACT FEE

We may impose a fee of up to $150 per year for administrative expenses. We currently waive this fee. However, we may begin to impose or increase this fee up to $150 at any time, but we have no current intention to do so. If we impose this fee, it will generally be assessed quarterly on the last Business Day of the quarter. Also, we may establish and modify the level of Contract Value at which we waive this fee. The fee will be deducted from the Contract’s Variable Investment Option, and if the Contract offers more than one option, then proportionately from each option.

TAXES ATTRIBUTABLE TO PREMIUM

There may be federal, state and local premium based taxes applicable to your Purchase Payment. We are responsible for the payment of these taxes and may make a deduction from the value of the Contract to pay some or all of these taxes. It is our current practice not to deduct a charge for the federal tax associated with deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the Contract Owner in the future for any such tax associated with deferred acquisition costs and any federal, state or local income, excise, business or any other type of tax measured by the amount of premium received by us.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce or eliminate the amount of the annual contract maintenance fee or reduce the insurance and administrative charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments; and/or (d) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

COMPANY TAXES

We pay company income taxes on the taxable corporate earnings created by this Separate Account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. It is our current practice not to deduct a charge for the federal tax associated with deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the Contract Owner in the future for any such tax.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Separate Account Annuity Contracts because (i) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) as described above, we do not currently include company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

UNDERLYING MUTUAL FUND FEES

When you allocate a Purchase Payment or a transfer to the Variable Investment Option, we in turn invest in shares of a corresponding underlying mutual fund. The fund charges fees and incurs operating expenses that are in addition to the Contract-related fees described in this section. For the fiscal year ended September 30, 2012, without regard to expense caps, the fees and operating expenses of the Prudential Asset Allocation Fund was 1.01% annually. For additional information about fund fees, please consult the fund prospectus.

8: HOW CAN I ACCESS MY MONEY?

You can access your money by:

■	Making a withdrawal (either partial or complete); or
■	Choosing to receive Annuity Payments during the Annuity Phase (annuitization). Please see Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your Contract minus any applicable fees. We will calculate the value of your Contract and charges, if any, as of the date we receive your request in Good Order at the Prudential Retirement Service Center.

The minimum amount that may be withdrawn is $250 or, if less, the Contract Value. We currently waive this minimum. We may begin to impose this minimum at any time in the future. We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in Good Order.

Income taxes, tax penalties and certain restrictions also may apply to any withdrawal you make. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?”

AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will price your withdrawals received in Good Order at the end of the Business Day at the intervals you specify. We will continue at these intervals until you tell us otherwise. The minimum automated withdrawal amount you can make generally is $250. We currently waive this minimum. We may begin to impose this minimum at any time in the future.

Income taxes, tax penalties and certain restrictions may apply to automated withdrawals. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?”

SUSPENSION OF PAYMENTS OR TRANSFERS

The SEC may require us to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

■	The New York Stock Exchange is closed (other than customary weekend and holiday closings);
■	Trading on the New York Stock Exchange is restricted;
■	An emergency exists, as determined by the SEC, during which sales and redemptions of shares of the underlying mutual funds are not feasible or we cannot reasonably value the accumulation units; or
■	The SEC, by order, permits suspension or postponement of payments for the protection of Owners.

9: WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?

The following discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. It is not intended as tax advice. You should consult a qualified tax advisor for complete information and advice. The discussion includes a description of certain spousal rights under the Contract and under tax-qualified plans.

In U.S. v Windsor, the Supreme Court held a portion of the Defense of Marriage Act unconstitutional. As a result, same sex couples who are married under applicable state and District of Columbia law will now be treated as spouses under federal law. Provisions of your retirement plan, however, may limit or prevent a same-gender spouse or partner from receiving all or a portion of the Spousal Benefit. In Revenue Ruling 2013-17, effective September 16, 2013, the Internal Revenue Service (“IRS”) clarified its position regarding same sex marriages for federal tax purposes. If a couple is married in a jurisdiction (including a foreign country) that recognizes same sex marriage, that marriage will be recognized for all federal tax purposes regardless of the law in the jurisdiction where they reside. However, the IRS did not recognize civil unions and registered domestic partnerships as marriages for federal tax purposes. Currently, if the state where a civil union or a registered domestic partnership occurred does not recognize the arrangement as a marriage, it is not a marriage for federal tax purposes. You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

This Contract may be purchased by custodial IRAs and Roth IRAs, which can hold other permissible assets other than the Annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations are the responsibility of the applicable trustee or custodian.

The tax advantages available with this Contract may exist solely from its purchase through retirement accounts or accounts qualifying for federal tax benefits under section 408(a) and 408A of the Code. In contrast to many variable annuities, because this Contract can invest in funds available to the general public, if the Contracts are not issued or purchased through one of these types of retirement accounts, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified account.

CONTRACTS HELD BY TAX-FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored Retirement Plans.

Currently, the Contract may be purchased for use in connection with individual retirement accounts, which are subject to Section 408(a) and 408A of the Code. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA or Roth IRA, the Contract must be issued to a custodial account established as an IRA or Roth IRA. This description assumes that you have satisfied the requirements for eligibility for these accounts.

IRAs. When you purchase this Contract for use in an IRA, we will provide you with a copy of the prospectus and Contract. If the IRA is being established at the same time you purchase the Contract, an “IRA Disclosure Statement,” containing information about eligibility, contribution limits, tax particulars, and other IRA information will be delivered to you separately. In addition to this information (some of which is summarized below), the Code requires that you have a “revocation period” of seven (7) days following receipt of the IRA Disclosure Statement to cancel the IRA funded by the Contract and receive a refund equal to the amount of your Purchase Payments. The revocation period runs concurrent with any free look period required by State law. During this “revocation period”, you can cancel the Contract by notifying us in writing, and you will receive a refund equal to the greater of your Purchase Payments or the Contract Value (as of the date you surrendered your Contract), less any applicable federal and state income tax withholding. After the revocation period ends, you may still cancel the Contract during the remaining free look period. See “Short Term Cancellation Right or “Free Look” in Section 1, “What Is The Prudential Retirement Security Annuity III?” Please note this does not apply if you are not establishing an IRA at the same time you purchase the Contract.

Roth IRAs. When you purchase this Contract for use with a Roth IRA, we will provide you with a copy of the prospectus and Contract. If the Roth IRA is being established at the same time you purchase this Contract, a “Roth IRA Disclosure Statement,” containing information about eligibility, contribution limits, tax particulars, and other Roth IRA information will be delivered to you separately. In addition to this information (some of which is summarized below), the Code requires that you have a “revocation period” of seven (7) days following receipt of the Roth IRA Disclosure Statement to cancel the Roth IRA funded by the Contract and receive a refund equal to the amount of your Purchase Payments. The revocation period runs concurrent with any free look period required by State law. During this “revocation period” you can cancel the Contract by notifying us in writing, and you will receive a refund equal to the greater of your Purchase Payments or the Contract Value (as of the date you surrendered your Contract), less any applicable federal and state income tax withholding. After the revocation period ends, you may still cancel the Contract during the remaining free look period. See “Short Term Cancellation Right or “Free Look” in Section 1, “What Is The Prudential Retirement Security Annuity III?” Please note this does not apply if you are not establishing a Roth IRA at the same time you purchase the Contract.

Contributions Limits/Rollovers. Because of the way the Contract is designed, you may only purchase a Contract for an IRA and/or Roth IRA in connection with a “rollover” of amounts from a qualified Retirement Plan (see cover page of prospectus). You must make a minimum initial payment of $20,000 to purchase a Contract in connection with an IRA or Roth IRA. This minimum is greater than the maximum amount of any annual contribution allowed by law you may make to an IRA or Roth IRA. For 2013 the limit for an IRA is $5,500. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. Contribution limits for a Roth IRA are established as the same annual contribution limits reduced by any amounts you have contributed to an IRA for the contribution year. While contributions to an IRA may be deductible, subject to income limits, contributions to a Roth IRA cannot be deducted from your gross income.

The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax-favored Retirement Plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the Contract, you can make regular IRA contributions (or Roth IRA contributions for a custodial Roth IRA) under the Contract (to the extent permitted by law and the Contract). However, if you make such regular IRA contributions, you should note that you will not be able to treat the Contract as a “conduit IRA,” which means that you will not retain possible favorable tax treatment if you subsequently “roll over” the Contract funds originally derived from a qualified Retirement Plan into another Section 401(a) plan. Beginning in 2007, non-spouse beneficiaries can also roll over distributions from a tax-favored Retirement Plan into an inherited IRA. Currently this Contract is not available to fund inherited IRAs.

Distributions. Usually, the full amount of any distribution from an IRA (including a distribution from this Contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described below. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

■	A 10% “early distribution penalty”;
■	Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or
■	Failure to take a minimum distribution.

For Roth IRAs, only the earnings portion of distributions that are not qualified distributions are subject to income tax and the 10% “early distribution penalty.” Distributions of amounts converted to a Roth IRA within 5 years of the conversion are also subject to the 10% penalty, even though income tax is not due at the time of the distribution. The other penalties apply to the entire Roth account. “Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the Roth IRA attains age 59 1/2; (b) after the owner’s death; (c) due to the owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA.

REQUIRED MINIMUM DISTRIBUTION PROVISIONS AND PAYMENT OPTION

When you hold the Contract under an IRA (or other tax-favored plan), IRS required minimum distribution provisions must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. Roth IRAs are not subject to these required minimum distribution rules during the Owner’s lifetime. The amount of the payment from the IRA must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us within a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

To determine the amount of any required minimum distributions the value of the Contract will be calculated based on the sum of the Contract Value and the net actuarial present value of any additional Death Benefits and benefits under the Contract. As a result, if amounts are distributed from the Contract to satisfy the required minimum distribution rules, the amount distributed may be larger than if the calculation were based on the Contract Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Contract and an increased amount of taxable income distributed to the Contract Owner, and a reduction of Death Benefits and the benefits of the Prudential IncomeFlex Target Benefit.

You can use the minimum distribution option to satisfy the IRS required minimum distribution rules for this Contract without either beginning Annuity Payments or surrendering the Contract. We will distribute to you this required minimum distribution amount, less any other partial withdrawals that you made during the year. Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. Similarly, if the IRA that includes the Contract has other investments, you can choose to satisfy your minimum distribution requirement from those investments.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS

Upon your death under an IRA or Roth IRA, the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that Beneficiary is your surviving spouse. If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the Contract is payable to (or for the benefit of) your surviving spouse, that portion of the Contract may be continued with your spouse as the owner. The Worker, Retiree and Employer Recovery Act of 2008 suspended Required Minimum Distributions for 2009. If your Beneficiary elects to receive full distribution by December 31st of the year including the five year anniversary of the date of death, 2009 shall not be included in the five year requirement period. This effectively extends this period to December 31st of the year including the six year anniversary of the date of death.

If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% tax penalty on the taxable part of distributions received from an IRA or Roth IRA, before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

■	the amount is paid on or after you reach age 59 1/2 or die;
■	the amount received is attributable to your becoming disabled; or
■

the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will generally result in retroactive application of the 10% tax penalty.).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

Unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on Annuity Payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

■

For any Annuity Payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with three exemptions. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default.

■	For all other distributions, we will withhold at a 10% rate.

State income tax withholding rules vary and we will withhold based on the rules of your state of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for purposes of the Code, an IRA and Roth IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the Contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Contract. This information has to do primarily with the fees, charges, discounts and other costs related to the Contract, as well as any commissions paid to any agent selling the Contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity III?”

Information about sales of the Contract may be found in Section 10, “Other Information.” In addition, other relevant information required by the exemptions is contained in the Contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

10: OTHER INFORMATION

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (PRIAC)

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. PRIAC’s principal business address is 280 Trumbull Street, Hartford, CT, 06103. It is authorized to do business in the District of Columbia and all states. PRIAC issues group and individual annuities and other insurance contracts and was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 1, 2004, PRIAC was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”). PRIAC is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the Contract.

THE SEPARATE ACCOUNT

We have established a Separate Account, the PRIAC Variable Contract Account A (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Connecticut law on October 6, 2006, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.

The assets of the Separate Account are held in the name of PRIAC and legally belong to us. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account, are, in accordance with the applicable Contracts, credited to or charged against the Separate Account without regard to other income, gains, or losses of PRIAC. Assets of the Separate Account may not be charged with liabilities arising out of any other business of PRIAC. However, all obligations under the Contract are PRIAC’s general corporate obligations. More detailed information about PRIAC, including its audited financial statements, is provided in the Statement of Additional Information.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, Inc., is the distributor and principal underwriter of the securities offered through this prospectus. PIMS acts as the distributor of a number of variable annuity contracts and variable life insurance products we and our affiliates offer.

PIMS’s principal business address is Three Gateway Center, 14th Floor, Newark, New Jersey 07102. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Contract is offered on a continuous basis. PIMS may enter into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Contract but are exempt from registration (firms). Applications for the Contract may be solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the Contract directly to potential purchasers.

Commissions may be paid to firms on sales of the Contract according to one or more schedules. The individual representative would receive a portion of the compensation, depending on the practice of his or her firm. Any commission would be generally based on a percentage of Purchase Payments, up to a maximum of 8%.

We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Contract. Commissions and other compensation paid in relation to the Contract do not result in any additional charge to you or to the Separate Account not described in this prospectus.

In addition, in an effort to promote the sale of our products (which may include the placement of PRIAC and/or the Contract on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Contract’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval to PIMS. A list of firms that PIMS paid pursuant to such arrangements, if any, is provided in the Statement of Additional Information which is available upon request.

To the extent permitted by FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different contract that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you not described in this prospectus. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8% of the total Purchase Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or variable life insurance offered by different Prudential business units.

LITIGATION

PRIAC may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business.

The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established, but the matter, if material, is disclosed, including matters discussed below. As of December 31, 2012, the aggregate range of reasonably possible losses in excess of accruals established is not currently estimable. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

In 2007, a purported nationwide class action on behalf of Cigna’s 401(k) retirement plan participants was filed in the United States District Court, Central District of Illinois, Nolte v. Cigna. The complaint alleged that Cigna’s use of a group annuity contract issued by one of its subsidiaries to Cigna’s 401(k) plan impermissibly benefited Cigna both on an ongoing basis and as part of Cigna’s sale of its retirement business to Prudential and that the fees and administrative charges assessed against the plan were excessive and undisclosed. The complaint stated claims for breach of ERISA’s fiduciary duties, failure to disclose various facts about fees, excessive charges, inappropriate investments and conflicts of interest. The Company was not a defendant in the original action. In 2010, plaintiffs amended the complaint for the third time to name the Company as a defendant, alleging that it serves as fiduciary to the Cigna 401(k) plan and that the fees it charged Cigna continued to be too high after the acquisition. In December 2010, the Company’s motion for judgment on the pleadings was denied. In August 2011, plaintiffs filed a motion to certify the class but the court’s decision was stayed pending resolution of class issues in the Third Circuit relating to a previous Cigna class action settlement. The parties engaged in discovery and litigated several disputes over privilege issues, including appeals of certain issues to the Seventh Circuit. After mediation in 2013, the matter was settled. In July 2013, preliminary approval of the class settlement was granted by the court.

Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of PRIAC in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. Management believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on PRIAC’s financial position.

ASSIGNMENT

This Contract must be used to fund an individual retirement account, and therefore you generally may not assign the Contract during your lifetime. In all cases, the Contracts cannot be assigned without our written consent.

MISSTATEMENT OF AGE – ANNUITY PAYMENTS

If there has been a misstatement of the age of any person, or any other relevant facts upon whose life Annuity Payments are based, then we will make adjustments to conform to the facts. As to Annuity Payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

MISSTATEMENTS AND CORRECTIONS AFFECTING THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

If we discover that your age, your spouse’s age or any other fact pertaining to our guarantees under the Prudential IncomeFlex Target Benefit was misstated, or we discover a clerical error, then, to the extent permitted by applicable law, we will make adjustments to any fees, guarantees or other values under this Annuity to reasonably conform to the facts following our established procedures, which shall be applied on a uniform basis.

SERVICE PROVIDERS

We generally conduct our operations through staff employed by us or our affiliates within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” under the Investment Company Act of 1940. The entities engaged by us may change over time. As of December 31, 2012, non-affiliated entities that could be deemed service providers to the separate account, with respect to this Contract, consisted of the following: Broadridge Financial Solutions, Inc. (proxy tabulation services, fulfillment vendor for mailing applications, forms, prospectuses, etc.) located at 51 Mercedes Way, Edgewood, NY 11717 and 1155 Long Island Avenue, Edgewood, NY 11717; Diversified Information Technologies Inc. (mail handling and records management) located at 123 Wyoming Avenue, Scranton, PA 18503; RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive, Chicago, IL 60606-4301; State Street Bank – Kansas City (custodian and accumulation unit value calculations) located at 801 Pennsylvania Avenue, Kansas City, MO 64105.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

■	Company
■	Experts
■	Principal Underwriter
■	Payments Made to Promote Sale of Our Products
■	Determination of Accumulation Unit Values
■	Federal Tax Status
■	Financial Statements

HOW TO CONTACT US

You can contact the Prudential Retirement Service Center by:

■

calling (877) 778-2100 during our normal business hours, 8:00 a.m. to 9:00 p.m. Eastern Time, Monday through Friday, to speak with a customer service representative, or 24 hours per day to access our telephone automated response system.

■

writing to us via regular or express mail at 30 Scranton Office Park, Scranton, PA 18507-1789. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

■	accessing information via our internet website at www.prudential.com/online/retirement.

You can obtain account information by calling our automated response system and at www.prudential.com/online/retirement. Our customer service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our internet website or through a customer service representative. You can authorize a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account, after the necessary legal documentation has been provided. We require that you or your representative provide proper identification before performing transactions over the telephone or through our internet website. This may include a Personal Identification Number (PIN). You may establish or change your PIN by calling our automated response system and at www.prudential.com/online/retirement.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures. PRIAC does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. PRIAC reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

Prudential Retirement Security Annuity III

ACCUMULATION UNIT VALUES: Fee Rate of 1.65%

	Accumulation Unit Value at Beginning of Period (Rounded)	Accumulation Unit Value at End of Period (Rounded)	Number of Accumulation Units Outstanding at End of Period (000 Omitted)
Prudential Asset Allocation Fund
09/23/2011* to 12/31/2011	$10.53	$11.19	—
01/01/2012 to 12/31/2012	$11.19	$12.46	11

*	Date that Portfolio was first offered in this product

PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III DESCRIBED IN THIS PROSPECTUS

(print your name)

(address)

(city/state/zip code)

Variable Annuity Issued by: PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY A Prudential Financial Company 280 Trumbull Street Hartford, CT 06103-3509	Variable Annuity Distributed by: PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC A Prudential Financial Company Three Gateway Center, 14th Floor Newark, NJ 07102

MAILING ADDRESS:

PRUDENTIAL RETIREMENT SERVICE CENTER

30 Scranton Office Park,

Scranton, PA 18507-1789

Prudential Retirement 30 Scranton Office Park Scranton, PA 18507-1789

Ed. 10-2013
SS-IFX-III-PROSP	NOT01MP257